SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 17 February 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Final Results dated 17 February 2026

Exhibit No: 99.1

InterContinental Hotels Group PLC
Full Year Results to 31 December 2025
17 February 2026

Strong performance with operating profit from reportable segments1 +13% and Adjusted EPS1 +16%;
record hotel openings; $1.1bn+ shareholder returns; confident in long-term growth drivers

12 months ended 31 December	2025	2024	% change	Underlying1 % change
Results from reportable segments1:
Revenue1	$2,468m	$2,312m	+7%	+6%
Revenue from fee business1	$1,897m	$1,774m	+7%	+6%
Operating profit1	$1,265m	$1,124m	+13%	+12%
Fee margin1	64.8%	61.2%	+3.6%pts
Adjusted EPS1	501.3¢	432.4¢	+16%
IFRS results:
Total revenue	$5,189m	$4,923m	+5%
Operating profit	$1,198m	$1,041m	+15%
Basic EPS	490.9¢	389.6¢	+26%
Total dividend per share	184.5¢	167.6¢	+10%
Net debt1	$3,333m	$2,782m	+20%

1.     Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Trading and revenue
●    Global RevPAR1 +1.5%, with Americas +0.3%, EMEAA +4.6% and Greater China -1.6%
●    Average daily rate +0.8%, occupancy +0.5%pts
●    Total gross revenue1 $35.2bn, +5%

System size and pipeline
●    Gross system growth +6.6% and net system growth of +4.7% adjusting for the impact of removing rooms previously affiliated with The Venetian Resort Las Vegas (net growth of +4.0% on a reported basis)
●    Opened 65.1k rooms, up +10% YOY, across a record 443 hotels
●    Global estate of 1,026k rooms (6,963 hotels)
●    Signed 102.1k rooms (694 hotels), up +9% YOY excluding Ruby acquisition in 2025 and NOVUM signings in 2024
●    Global pipeline of 340k rooms (2,292 hotels), up +4% YOY, and represents 33% of current system size

Margin and profit
●    Fee margin1 64.8%, up +3.6%pts, driven by positive operating leverage and step-ups in ancillary fee streams
●    Operating profit from reportable segments1 of $1,265m, up +13%, including a $1m favourable currency benefit
●    IFRS operating profit of $1,198m includes System Fund and reimbursables $46m loss (2024: $83m loss) and $21m exceptional costs (2024: $nil)
●    Adjusted EPS1 of 501.3¢, up +16%, includes adjusted interest expense1 of $200m (2024: $165m), an adjusted tax1 rate of 27% (2024: 27%) and a 4.2% reduction in the basic weighted average number of ordinary shares

Cash flow and net debt
●    Net cash from operating activities of $898m (2024: $724m) and adjusted free cash flow1 of $893m (2024: $655m), driven by higher profit and lower outflows related to capital expenditure, tax and the System Fund
●    Net debt1 increase of $551m, driven by $1.1bn+ of shareholder returns through dividend payments and share buybacks; $120m acquisition spend; $69m foreign exchange adverse impact on net debt
●    Adjusted EBITDA1 of $1,332m, +12% YOY; net debt:adjusted EBITDA ratio of 2.5x

Shareholder returns
●    $900m share buyback and $270m of ordinary dividends paid to shareholders in 2025
●    Final dividend of 125.9¢ proposed, +10%, resulting in a total dividend for the year of 184.5¢, +10%
●    New $950m buyback programme launched, which together with ordinary dividend payments is expected to return $1.2bn+ to shareholders in 2026, resulting in cumulative returns of more than $5bn over 5 years

Strong delivery on our clear framework to drive value creation, as set out at the start of 2024
●    Targeting compound growth in adjusted EPS of +12-15% annually on average over the medium to long term
●    Strong further progress in 2025 on growing our brands, expanding key geographic markets, developing our leading technology and enterprise platform, driving ancillary fee streams, and returning surplus capital to shareholders
●    New premium brand - Noted Collection - launched today, and acquisition of urban lifestyle brand - Ruby - are two of many achievements to further strengthen our portfolio and growth potential

Elie Maalouf, Chief Executive Officer, IHG Hotels & Resorts, said:
"Thanks to the hard work of our teams we delivered excellent financial performance in 2025 and in the face of some turbulent trading conditions. There was also further progress on our clear strategy to unlock IHG's full potential for all stakeholders. We accelerated the growth of our brands, expanded in key markets, strengthened hotel owner returns, drove ancillary fee streams, delivered cost efficiencies and returned surplus capital to shareholders. Collectively, this powered adjusted EPS growth of +16%.
We opened a record 443 hotels in the year and added another 694 into our pipeline, including the highest ever hotel openings and signings in Greater China, as owner demand for our brands continues to increase globally. With over 6,900 open hotels around the world, as we look to the future, our pipeline of a further 2,300 properties is equivalent to system growth of +33%.
We are delighted to launch today our new brand - Noted Collection - in the large and fast-growing premium segment, which I am confident will build on the well-established successes already achieved with our other collection and conversion brands - Vignette, voco and Garner. The launch of Noted Collection follows the acquisition in 2025 of the Ruby brand, which further enriches our Premium portfolio with an exciting, distinct and high-quality offer for both guests and owners in popular city destinations. Ruby signings are growing and this year we have already successfully taken the brand into the US market.
We constantly invest in our powerful enterprise to make sure IHG delivers for guests and owners, including improving and growing our brands and overall portfolio, driving increased loyalty contribution, and rolling out leading technology. Our cash generation and strong balance sheet support our investments to drive growth, and we continue to sustainably increase our ordinary dividend as well as regularly return surplus capital through share buybacks. The Board is pleased to propose a fourth consecutive year of increasing the dividend by +10% and the launch of a new $950m share buyback programme. Cumulatively over five years, this will mean IHG has returned more than $5bn to our shareholders. Supported by attractive long-term industry demand drivers and our proven ability to capitalise on our scale and diverse fee streams across segments and geographies, we enter 2026 with confidence."

For further information, please contact:
Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0)7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:	Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Presentation for analysts and institutional shareholders:

A pre-recorded webcast presented by Elie Maalouf, Chief Executive Officer, and Michael Glover, Chief Financial Officer, will be available from 7:00am (London time) today, 17 February 2026, at www.ihgplc.com/en/investors/results-and-presentations. This same website link also provides access to the full release and supplementary information pack covering RevPAR, system size and pipeline data.
A live Q&A session will be hosted later this morning at 9:30am (London time). This can be listened to via www.ihgplc.com/en/investors/results-and-presentations (pre-registration required). Analysts and institutional investors wishing to ask questions are required to register at the IHG Hotels & Resorts Full Year 2025 Results Live Q&A Registration Page (https://registrations.events/direct/LON45116971000000). Dial-in details for the Q&A are provided when you register and will appear in the calendar invite sent to you following registration.
An archived replay including the Q&A session is expected to be available within 24 hours and will remain available at www.ihgplc.com/en/investors/results-and-presentations.
About IHG Hotels & Resorts:
IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares, ISIN: GB00BHJYC057; NYSE:IHG for ADRs, ISIN: US45857P8068) is a global hospitality company, with a purpose to provide True Hospitality for Good.
With a family of 20 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes with over 160 million members, IHG has more than one million rooms across 6,963 open hotels in over 100 countries, and a development pipeline of a further 2,300 properties.
-     Luxury & Lifestyle: Six Senses, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, Ruby, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels
-     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
-     Exclusive Partners: Iberostar Beachfront Resorts
InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 400,000 people work across IHG's hotels and corporate offices globally.
Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores. For our latest news, visit our Newsroom and follow us on LinkedIn.
Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

Summary of recent trading and outlook

Key trends by region and stay occasion

Reflecting the breadth of our global footprint, RevPAR grew +1.5% (Q1 +3.3%, Q2 +0.3%, Q3 +0.1%, Q4 +1.6%).

In the Americas, despite some turbulent trading conditions, RevPAR grew +0.3% (Q1 +3.5%, Q2 -0.5%, Q3 -0.9%, Q4 -1.4%), with occupancy -0.1%pts and rate +0.5%. US RevPAR declined by -0.1% for the year, with growth of +3.5% in Q1 moving to a decline of -0.9% in Q2 driven by the shift in timing of Easter between March and April and the onset of a reduction in certain types of business and leisure travel, such as lower international inbound demand and less government travel. US RevPAR declined -1.6% in Q3 and -2.0% in Q4, the most recent quarter facing a tougher year-over-year comparison due to hurricane-related demand in 2024. Outside of the US, RevPAR for the year grew +4.0%, with growth in each of Canada, Mexico and our Latin America & Caribbean sub-region. Rooms revenue for the overall region on a comparable hotel basis in 2025 was strongest for Business bookings which were up +2% YOY, whilst Groups was down -1% and Leisure was -2% on 2024 levels.

Looking ahead to 2026, less turbulent trading conditions in the US and stronger demand are expected for the industry. Research and consumer surveys point to continued prioritisation of spend on travel, and business surveys indicate expectations for increasing corporate travel budgets in 2026. Economic growth and investment, stable employment, favourable tax policies and the anticipated further easing of interest rates are all expected to support this. Major events such as the FIFA World Cup will add additional demand, and, particularly from Q2 2026 in the US, some comparatives become easier given the slowdown in certain types of travel that occurred onwards from Q2 2025.

For EMEAA, RevPAR grew +4.6%, with occupancy +1.6%pts and rate +2.4%. Strong RevPAR growth of +5.0% in Q1 was followed by +3.0% in Q2, in part due to fewer travel-related international events compared to the prior year. RevPAR grew +2.8% in Q3 and then strongly re-accelerated to +7.1% in Q4 driven broadly evenly by increases in occupancy and rate and with good growth in each of Business, Leisure and Groups demand drivers. By major geographic markets, RevPAR for the year was +1.1% in the UK, +4.2% in Continental Europe, +5.5% for the East Asia & Pacific region and +8.8% in the Middle East. Further robust growth is expected for this diverse region in 2026.

In Greater China, RevPAR was -1.6%, with occupancy +0.5%pts higher and rate -2.4% lower. Q1 RevPAR of -3.5% was followed by -3.0% in Q2, further improving sequentially to -1.8% in Q3 and then returning to growth of +1.1% in Q4 with notable improvement in Leisure demand. RevPAR for the year was -0.3% in Tier 1 cities and -4.4% in Tier 2-4 cities. Looking ahead to 2026, we remain encouraged by the breadth and strength of the region's economic growth, and are confident in the attractive long-term secular demand drivers which also continue to fuel record levels of development activity for IHG.

Trends by guest stay occasion led to global rooms revenue in 2025 for Business bookings growing by +2% YOY (+1% room nights, +1% rate) on a comparable hotel basis, Groups by +1% (flat room nights, +1% rate), whilst Leisure was flat (with room nights and rate both broadly flat). This builds on growth in all three stay occasions in 2024, and the recovery versus 2019 that was already fully completed for all three stay occasions by the end of 2023.

Outlook: attractive long-term structural growth drivers for both demand and supply
●    The World Travel and Tourism Council (WTTC) expected the industry to have added $12tn to global GDP in 2025, growing +7% on 2024 and surpassing 2019 by +14%.
●    Industry revenue has outpaced global economic growth in 19 out of 26 years between 2000 and 2025, with a CAGR of +4.4% (versus +2.9% CAGR for GDP).
●    Whilst in some countries geopolitical risk and the economic outlook present shorter-term uncertainties, overall conditions for the global industry remain positive for continued long-term growth, supported by stable employment markets and robust levels of business activity and economic growth. A continued key driver over the long term is the adoption of travel by emerging market middle classes, a population segment forecast by Oxford Economics to nearly double in size to over 670 million households by 2035, with China accounting for almost half of the growth.
●    Global hotel room nights consumed returned to 2019 levels by 2023 and grew further in 2024 and 2025, according to Oxford Economics, with a forecast CAGR of +3.6% through to 2035. The US market is expected to increase by a +2.5% CAGR from 2.3 billion to 2.9 billion room nights over the next decade, and China to be faster at a +4.2% CAGR, with the rest of world (excluding both the US and China) also forecast to grow at a CAGR of +3.8%.
●    Global hotel room net new supply grew at a CAGR of +2.3% over the decade to 2025, and was +1.1% in the US, according to STR. Their latest forecasts for US industry net supply growth are +0.7% in 2026 and +0.9% in 2027, with growth rates increasing to over 1% in the following three years. Industry net new supply growth is forecast to be stronger in many emerging markets and high economic growth countries within our EMEAA region, and in China.
●    Over the long term, and in addition to the industry's RevPAR growth, further new hotel supply will still be needed to satisfy the demands of growing populations and rising middle classes, to drive business and commerce, and to satisfy the inherent desire for people to travel, connect in person and seek out new experiences.
●    Global leading hotel brands are expected to continue their long-term trend of taking market share. In periods when developers are adding less new supply, RevPAR growth from existing room inventory is expected to be stronger as are conversion opportunities, which IHG has proven highly successful at capturing.

Summary of system size and pipeline progress

Openings and signings in 2025 reflect the strength of IHG's brand portfolio and the overall enterprise platform that we provide to hotel owners, together with the long-term attractiveness of the markets we operate in:
●    Global system of 1,026k rooms (6,963 hotels) at 31 December 2025, weighted 66% across midscale segments and 34% across upscale and luxury
●    Gross system growth +6.6% YOY, with 65.1k rooms across a record 443 hotels opened in 2025; room openings increased +10% YOY, or +19% YOY excluding additions from the acquisition of Ruby (3.0k rooms in 2025) and the NOVUM conversions added to IHG's system (3.8k rooms in 2025 and 10.2k rooms in 2024); 19.2k rooms (137 hotels) opened in Q4
●    Removal of 26.0k rooms (109 hotels) in 2025, of which 7,092 were previously affiliated with The Venetian; removal rate of 1.9% in 2025, adjusted to exclude the impact of The Venetian, which is a rate temporarily above the historical and anticipated future average underlying rate of ~1.5%
●    Net system growth of +4.7% (adjusting for The Venetian; growth of +4.0% YOY on a reported basis)
●    Signed 102.1k rooms (694 hotels) in 2025; signings increased +9% YOY excluding the Ruby acquisition in 2025 (5.7k rooms) and the NOVUM Hospitality agreement in 2024 (17.7k rooms); 28.3k rooms (200 hotels) signed in Q4
●    Signings mix drives pipeline to a weighting of 51% across midscale segments and 49% across upscale and luxury, which over the coming years will continue to drive a more balanced system mix and fee stream
●    Conversions saw further strong growth, and represented 52% of all room openings in 2025; conversion signings of 306 hotels in 2025 (255 in 2024 excluding NOVUM, 374 in total), an increase in rooms of +10% excluding NOVUM and represented 40% of all room signings in 2025; new-build signings for 358 hotels, an increase in rooms of +8%
●    Global pipeline of 340k rooms (2,292 hotels), representing 33% of current system size and growth of +4% YOY
●    Around 50% of the global pipeline is under construction

System and pipeline summary of movements in 2025 and closing positions (rooms):
	System						Pipeline
	Openings	Removalsa	Net	Total	YOY%	YOY%	Signings	Total
					Reported	Adjusteda
Global	65,078	(26,026)	39,052	1,026,177	+4.0%	+4.7%	102,054	339,526
Americas	18,776	(17,576)	1,200	529,194	+0.2%	+1.6%	26,626	105,374
EMEAA	24,107	(2,979)	21,128	287,602	+7.9%	+7.9%	43,409	116,866
Greater China	22,195	(5,471)	16,724	209,381	+8.7%	+8.7%	32,019	117,286
a.         Removals include 7,092 rooms previously affiliated with The Venetian Resort Las Vegas which exited IHG's system in January 2025. The adjusted measures of system growth are presented for the Americas region and globally to show the impact of if these rooms had been excluded from the comparable opening position.
The regional performance reviews provide further detail of the system and pipeline by region, and further analysis by brand and by ownership type.

CHIEF EXECUTIVE'S REVIEW

IHG's strategic priorities

Our purpose of True Hospitality for Good is at the heart of our brands and culture, and our focus is on what is central to our customers: being the hotel company of choice for guests and owners. Our strategic priorities are to deliver:
●    Relentless Focus on Growth: a targeted approach to expanding our brands in high-value and growth markets
●    Brands Guests and Owners Love: our explicit intention to deliver for both groups, every time
●    Leading Commercial Engine: investment in the technology and tools that drive commercial success and make the biggest difference to guests, owners and hotel teams
●    Care for our People, Communities and Planet: a focus aligned to our 2030 Journey to Tomorrow plan

These strategic pillars allow us to build on prior investments in our brand portfolio, IHG One Rewards and wider enterprise, and will drive IHG towards realising its full potential in a sustainable and responsible way. Over the long term, with disciplined execution, our strategy creates value for all our stakeholders by delivering growth in profits and cash flows, which can be reinvested in our business and returned to shareholders, reflecting how IHG delivers on our growth algorithm and investment case.

In 2025, we made significant further progress on these priorities, including:
1.   Growing our brands
2.   Expanding key geographic markets
3.   Developing our leading technology and enterprise platform
4.   Driving ancillary fee streams
5.   Delivering increased dividends and returning surplus capital to our shareholders

Each of these are summarised below. Together, these have driven our progress in 2025 on our growth algorithm, which we set out in 2024 as central to delivering value creation over the medium to long term.

Delivering value creation over the medium to long term

IHG's growth algorithm:
Building on our strong track record of driving growth and shareholder returns, in 2024 IHG set out a clear framework for value creation over the medium to long term:
●    high-single digit percentage growth in fee revenue annually on average over the medium to long term, driven largely by the combination of RevPAR growth and net system growth;
●    100-150bps expansion in fee margin annually on average over the medium to long term, driven largely by operational leverage;
●    ~100% conversion of adjusted earnings into adjusted free cash flow, on average over the medium to long term;
●    sustainably growing the ordinary dividend;
●    returning additional capital to shareholders, such as through regular share buyback programmes, further enhancing EPS growth; and
●    the opportunity for compound growth in adjusted EPS of +12-15% annually on average over the medium to long term, driven by the combination of the above and including the assumption of ongoing share buybacks.

IHG's total fee revenue growth is largely driven by the combination of RevPAR and net system growth. Positive operational leverage is expected as fee revenues are anticipated to grow faster than the increase in our cost base. Additional drivers of this include structural shifts over time such as a growing proportion of franchising and increasing scale efficiencies in EMEAA and Greater China.
In addition to fee margin progress from operational leverage, IHG actively develops further opportunities to drive fee margin over the longer term. These include cost base efficiency and effectiveness initiatives, and the expansion of ancillary fee streams including growth from loyalty point sales, co-brand credit cards and branded residences.

Summary of progress on our growth algorithm in 2025:
IHG made strong progress on all components of our growth algorithm:
●    +7% growth in fee revenue1;
●    +360bps expansion in fee margin1;
●    >100% conversion of adjusted earnings1 into adjusted free cash flow1;
●    +10% growth in the ordinary dividend, a growth rate consistent with that delivered for each of the last three years;
●    ~$900m of additional capital returned to shareholders through the 2025 share buyback programme; and
●    +16% growth in adjusted EPS1 through the combination of the above.

Within the +360bps fee margin1 expansion, around +230bps was driven by operational leverage as the growth in fee revenue1 was achieved on a fee business cost base that was lower year-on-year, the latter including benefits from our global efficiency programme and our ongoing actions to drive cost productivity. The further +130bps was due to incremental fees from the US co-brand credit card agreements and from the sale of certain loyalty points (together with certain other ancillary revenues). The changes in arrangements for these two fee streams achieved the anticipated incremental ~$40m and ~$25m step-ups within IHG's results from reportable segments for 2025.

In 2025, an exceptional cost of $12m was charged to the fee business in relation to a global efficiency programme, in line with previously stated expectations. These costs targeted an initial cash-on-cash payback within 12 months, will drive sustainable savings beyond these implementation costs, and come on top of other savings already being delivered and which will continue to build further. The programme was designed to look at all areas of the business, with the goal of achieving incremental cost base effectiveness and scalability, which supports future margin progression in addition to our continuous action to drive ongoing efficiency. In 2024, IHG achieved fee revenue1 growth of +6% whilst fee business cost growth was contained to an increase of just +1%. In 2025, fee revenue1 grew by a further +7%, but our cost base reduced by -3%, significantly assisted by the specific achievements of the efficiency programme in this particular year. Looking back historically over the longer term, IHG has contained annual fee business costs to a low single digit percentage average annual increase, reflecting a strong track record of prior delivery of efficiencies which similarly supported prior margin progress, and we are targeting to repeat this going forward over the medium to long term.

The combination of the fee revenue growth and fee margin1 expansion drove a +13% increase in operating profit from reportable segments to $1,265m for 2025. Adjusted interest expense1 of $200m rose +21% on the prior year, driven largely by the effect of returning capital to shareholders; our expected range for interest for 2026 is $230-250m. Our adjusted tax1 rate in 2025 was 27%, the same as the prior year, and a rate around 27% continues to be anticipated for the near term based on current legislation. Our buyback programmes led to a further -4.2% reduction in the basic weighted average number of ordinary shares, which additionally enhanced earnings per share. The combined effect of our growth algorithm was therefore adjusted EPS increasing by +16%.

The Board is confident of continued progress, consistent with our growth algorithm and framework set out in 2024, that will deliver further value creation over the medium to long term.

1.     Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Strategic and operational highlights in 2025

1. Growing our brands
As part of our relentless focus on growth, we look to grow the reach of our overall brand portfolio as well as each of our individual brands, supported by our masterbrand, loyalty programme and wider enterprise. Over the last decade, we have expanded from 10 to 20 brands, with our 10 newer brands now accounting for 10% of total current system size and 22% of the pipeline. Successful brand growth and awareness is inherently linked to strong commercial performance and achieving attractive returns on investment for our hotel owners, all resulting in IHG driving sustainable growth in our system size and fees. Key developments and highlights in 2025 included:

●    New premium collection brand, Noted Collection. To capitalise on guest and owner demand in the large and fast-growing premium segment, Noted Collection, IHG's 21st brand, will target an Upscale to Upper Upscale price point and will build on IHG's well-established successes with other collection and conversion brands - Vignette, voco and Garner. The Noted Collection brand will initially focus on our EMEAA region where there is a significant proportion of high-quality hotels with their own unique identity, and where a collection brand will expand our offer for guests and allow more owners to benefit from our enterprise platform. Officially launched in February 2026, IHG is already in initial discussions with multiple owners, including several with portfolios of hotels, for potential addition into our system as part of the Noted Collection.

●    Accelerating quick-to-market conversions. Our midscale conversion brand, Garner, has reached 166 open and pipeline hotels across 12 countries in just over two years since launch, which makes it IHG's fastest-ever scaling of a brand globally. The brand is ready for launch into the Greater China region. Our Luxury & Lifestyle brand Vignette Collection, launched in 2021, is tracking ahead of its goal to reach 100 hotels in a decade, with 31 open and 45 pipeline hotels. Our versatile premium conversion brand voco has already achieved 124 open hotels across more than 30 countries since launch in 2018, and has a further 108 hotels in its pipeline, as signings continue to accelerate. These three conversion-focused brands alone represented around one-third of 306 conversion signings in 2025, with the remaining two-thirds across our other brands. Common to all conversions, owners are drawn to the strength of IHG's enterprise, including attracting IHG One Rewards members to their hotels, and enhancing revenue management, new sales account activation and marketing and distribution effectiveness.

●    Acquisition of premium urban lifestyle brand, Ruby. Acquired in February 2025, Ruby brings an exciting, distinct and high-quality offer for both guests and owners in popular city destinations. The urban micro space is a franchise-friendly model with attractive owner economics, and we see excellent opportunities to expand Ruby's strong European base and also grow in the Americas and Asia. At the time of acquisition, Ruby had 20 open hotels. The first 17 of these have been added onto IHG's system in the initial phase of integration, with the next stage of fully operating on IHG's Guest Reservation System now underway. There were 10 pipeline hotels at acquisition and a further six were signed by the end of 2025. The Ruby brand was made available for US development by the end of the year, and the first signing achieved in recent weeks in Chicago, with further internationalisation planned for 2026.

●    Powering ahead with our established brands. InterContinental, Hotel Indigo, HUALUXE, Crowne Plaza, EVEN Hotels, Holiday Inn, Holiday Inn Express, Staybridge Suites and Candlewood Suites each have pipelines representing at least 20% of current system size. Across these brands, 452 hotels were signed in 2025, ahead of last year (excluding the NOVUM conversions in the comparable period). We continuously invest in new formats to deliver outperformance in key guest metrics and further increase owner returns. Recent developments for our world-leading Holiday Inn Express brand, with almost 3,300 open hotels and 655 in the pipeline, include: the new bean-to-cup upgraded coffee service rolling out to 85% of all hotels in the US; and its 5th generation room and lobby design opening in Greater China and Europe to boost both investment returns and guest satisfaction. Meanwhile, the latest Holiday Inn design has launched in more hotels in the US and seen good performance uplifts, and TIME magazine recognised it as a World's Best Brands in 2025 for each of the US, Mexico, UK and Germany markets.

●    Luxury & Lifestyle expansion. Our six brands in this higher fee-per-key category represent 14% of current system size (590 properties, 137k rooms) and 22% of our pipeline (400 properties, 73k rooms), with the pipeline representing 68% future growth in the number of properties and 53% in rooms. We surpassed 2024's strong signings performance with a further 97 Luxury & Lifestyle hotels signed in 2025. In Upper Luxury, Six Senses has 66 properties and Regent 23 properties across the combination of their open hotels and pipeline. With 15 openings and 23 signings in 2025, InterContinental now has 242 open and 104 pipeline hotels, while Kimpton has 85 and 67, respectively. Hotel Indigo has now exceeded 320 open and pipeline hotels in almost 50 countries, reflecting its accelerated pace of development.

●    Building masterbrand trust and awareness. We made further significant gains in 2025 with the IHG Hotels & Resorts masterbrand, through increasing visibility across the guest journey, breakthrough marketing, and a sharper focus on quality and excellence at scale. This included continued partnering with organisations such as the Six Nations Rugby and the US Open Tennis Championships, the latter helping achieve an all-time high of IHG masterbrand awareness amongst travellers in the US.

2. Expanding key geographic markets

IHG brands are already in over 100 countries. There are many opportunities to develop further in existing markets by introducing IHG brands not yet present, as well as entering new countries with no current IHG presence at all. Existing markets may also be high growth markets, particularly where they are developing economies with low branded hotel penetration. Others may already be high value and developed markets, but where our evolved brand portfolio can target an increased market share. Key developments and highlights in 2025 included:

●    Reaching new markets. In 2025, there were 32 opening debuts to new countries for individual IHG brands, including three countries with no prior IHG presence. The rapid rollout of Garner saw the brand reach Austria, Italy, The Netherlands, Turkey, Thailand and Mexico. The attraction of existing hotels converting to join IHG's system also led to voco entering seven more countries in the year. We added Candlewood and Kimpton to our extensive portfolio in Germany, there were debuts in Peru for each of InterContinental, Vignette and Hotel Indigo, and a further important development was the first opening in Greater China for Atwell Suites.

●    Growing in each of our three largest markets. Our US estate reached 4,108 hotels, with net system growth of +1.5% (adjusting for The Venetian), and the US pipeline represents 20% of current system size. In Greater China, in early 2025 we celebrated IHG's 50th anniversary and our 800th opening, and we reached 882 open hotels by the end of the year with net system growth of +8.7%; it was also another record year of both hotel openings and signings, the latter taking the pipeline to 582 hotels, which represents +56% future rooms growth. After the US and China, our next largest country market is the UK with 370 hotels, with net system growth of +3.9%. UK openings included five additional voco properties, four Garner conversions, three Hotel Indigo properties and the three additions from the Ruby acquisition. Signings for 19 properties in the UK included 10 further Garner conversions.

●    Expanding in other high value, developed markets. Germany is one of Europe's largest hotel markets, with strong domestic consumption and inbound travel, and is also one of the largest sources of international outbound travel globally. Largely in this market, the prior year's agreement with NOVUM Hospitality is adding 108 open hotels (15.3k rooms) to IHG's system and there were a further 11 pipeline hotels (2.4k rooms) at the time. A total of 96 hotels (14.0k rooms) have been converted to IHG's brands to date, 58 (10.2k rooms) in 2024, followed by 38 hotels (3.8k rooms) in 2025. A further 15 signings have also been secured beyond the 119 in the initial agreement. Our open and pipeline hotels in Germany now stands at 242, more than double the 110 at the start of 2024. Across the whole of our Europe sub-region, we are approaching 1,000 open hotels, with over 250 more in the pipeline. Japan, another example of a high value developed market, now has 59 open hotels, with 8 openings and 18 signings achieved in 2025.

●    Doubling IHG's presence in high growth, emerging markets. In India, 35 signings in 2025 marked a record year, including first signings for Garner and the opening of the country's first Vignette Collection. India has 51 open and 89 pipeline hotels, with accelerating momentum supporting IHG's ambition to reach more than 400 open and pipeline hotels within the next five years. Saudi Arabia has 48 open and 63 pipeline hotels, with 21 signed in 2025. The latter signings included two portfolios totalling six hotels across five different IHG brands, as well as the launch of EVEN Hotels in EMEAA. Excluding our major market of Greater China and also the developed markets of Australia, New Zealand and Japan, across the rest of Asia Pacific there are highly attractive emerging market conditions, where we have 163 open hotels currently and already have a pipeline of a further 96 properties.

3. Developing our leading technology and enterprise platform

By investing in our enterprise, 83% of room revenue at hotels in our system is booked through IHG-managed channels and sources. This is a key indicator of value-add, the success of our commercial engine across technology platforms, and of our sales and distribution channels. Providing owners higher-value revenue at lower cost of acquisition is of paramount importance to our owner proposition. Key developments and highlights in 2025 included:

●    Boosting loyalty to drive value for guests and owners. Expanding to over 160 million IHG One Rewards members globally, enrolments were up +25% YOY and loyalty penetration increased to 66% of all room nights booked, growing by over 3%pts in each region and is highest in the US and Americas overall at 73%. Loyalty members typically spend ~20% more in hotels than non-members and are around 10x more likely to book direct. The number of Reward Night redemptions increased by +9% YOY, and there was +12% growth in the number of Milestone Rewards selected in 2025, further reflecting that loyalty members are actively engaging and receiving value from the programme. Additional loyalty partnerships were established in the year, such as between IHG's long-standing SME travel programme, IHG Business Edge, and Delta Air Lines' Business Traveler platform, and similarly with Qatar Airways' Beyond Business corporate rewards programme. Other examples of new partnerships include with the King Pro League (KPL) in Greater China to serve the rapidly growing eSports industry, with loyalty members able to redeem points for KPL match tickets and exclusive fan packages. Amongst many accolades and awards during the year, IHG One Rewards received Best Hotel Rewards Program in the World for the 21st consecutive year at the Global Traveler 2025 awards.

●    Strong mobile and digital channels growth. IHG's direct digital booking channels now deliver over 26% of total room revenue, supporting a further 2%pts YOY increase in overall enterprise contribution. In 2025, there were another 9 million app downloads and over 60% of active elite loyalty members used the app in the last 12 months. Further enhancements include guests' ability to book different room types under a single reservation, store multiple payment cards, and take advantage of new redemption rewards, while Digital Check-Out expanded to 3,500+ hotels. Adapting to local booking preferences, we also partnered with Rakuten and launched the LINE mini app in Japan.

●    Driving further advantages through our Guest Reservation System (GRS). Maximising guest choice and value with IHG's GRS is central to our owners. The up-sell of unique room attributes such as room size and views is available across our global estate, and approximately half of customers saw an up-sell offer at some point in their booking journey in 2025, up from 30% in 2024. When selected, these offers are achieving average nightly room revenue increases approaching $50 for Luxury & Lifestyle and $20 across our Essentials and Suites brands. This is driving more bookings into premium rooms, and more revenue to hotel owners.

●    Full roll-out of new Revenue Management System (RMS). Another significant innovation unlocked by the GRS is our new Revenue Management System. A further 3,400+ hotels adopted the system in 2025, completing the roll-out across our global estate of 6,800 eligible hotels. This new RMS offers best-in-class cloud-based platforms and incorporates data science, AI machine learning and forecasting tools to deliver advanced insights and recommendations to owners. User feedback is very positive, and indicative levels of revenue uplift and market share gains have been encouraging.

●    Delivering best-in-class cloud-based Property Management Systems (PMS). We are creating even greater value for owners by providing hotels with next-generation PMS through cloud-based, above-property solutions that apply the latest technology and allow the deployment of fast, efficient enhancements. Benefits include quicker colleague onboarding and training, and streamlined front desk processes such as via mobile and remote access. HotelKey was our first approved PMS solution in the Americas and EMEAA, and an equivalent platform from Shiji has been deployed to hotels in Greater China. In addition, we recently established a new agreement to provide Oracle OPERA Cloud as a further PMS solution for IHG hotel owners. The accelerated roll-out of these cloud-based PMS solutions reached 2,000 hotels in 2025, and we expect to double this to 4,000 by the end of 2026.

●    Launching new digital content and customer engagement platforms. Following development in 2025, phased rollout of a new content management platform begins in 2026 across our app and all IHG booking websites, making it easier and faster for hotel owners to create and update compelling content to showcase their properties. This includes machine translation into multiple languages and optimising AI search of structured content, new media types such as video, 360 images, floor plans and virtual tours, and improved information on the properties and nearby attractions. To help deepen loyalty and drive guest satisfaction, a new Customer Relationship Management platform is also in development, together with an extensive refresh across our loyalty platform technology, which will allow for better guest engagement and more tailored, high-touch personalised experiences during booking and on-property.

●    Driving advantages from AI across IHG's tech stack and entire enterprise. IHG has an interconnected technology ecosystem, underpinned by AI, which delivers competitive advantage to how we promote hotels, optimise operations and engage with guests. This ecosystem brings together for hotel owners industry-leading technology through our GRS, RMS and PMS. All have been developed by best-in-class partners to fulfil specific needs and seamlessly integrate into a cloud-based SaaS platform environment that is already embracing the power of AI. These in turn enable our new content and customer engagement platforms, which further leverage AI across our distribution channels and our marketing to improve customer acquisition and retention. AI is also already supporting the lowering of costs and increasing the effectiveness of service delivery for our hotel owners in other areas - for example, our digital chatbot having 5.1 million conversations with guests in 2025, up +40%, to help solve their queries which save hotel teams time and improve customer satisfaction. Within IHG's own operations, we have launched numerous AI-powered automations as part of our ongoing efficiency programmes to transform our cost base and boost productivity. IHG has also invested in accelerating our AI-driven innovation through senior leadership hires to lead on our global AI strategy, and technical and data architecture.

●    Delivering on the scale and skill advantages of the System Fund. The System Fund is managed for the benefit of hotels in the IHG system, and not to a surplus or deficit for IHG over the longer term. System Fund revenues in 2025 totalled $1.7bn, +25% more than 2019. Following a review in 2024 of IHG's owner charges, IHG lowered from the start of that year its standard loyalty assessment fee that owners pay into the Fund and increased certain Reward Night reimbursements owners receive from the Fund when points are redeemed for stays, which additionally improves owner economics. From the Marketing & Reservation fee that owners pay into the Fund, expenditure by the Fund on marketing in 2025 totalled $542m, +18% higher than 2019. Coming into 2025, the System Fund had returned to a cumulative neutral position, reflecting the strength of funding arrangements. As IHG's RevPAR and system size continues to grow in the future, so too will System Fund capacity, which in turn will drive further scale advantages and efficiencies, enabling IHG's ongoing investment in leading technology and the wider enterprise.

4. Driving ancillary fee streams

IHG actively looks to grow ancillary fee streams from other sources. These are separate and in addition to fee streams paid by hotel owners for use of IHG's brands and for the services provided to them as part of our enterprise platform. Ancillary streams typically further enhance our overall fee margin, providing step changes in 2024 and 2025 and thereafter contributing to our target of 100-150bps annual improvement in fee margin on average over the medium to long term.

●    Sale of loyalty points to consumers. As previously described, in 2024 approximately $25m of incremental revenue and operating profit from reportable segments was delivered from changes applied to arrangements for the sale of certain loyalty points and other ancillary revenues, with the concluding step-change in arrangements delivering the expected doubling of this in 2025. Further growth is expected in future years, driven by the number of points sold continuing to increase, and the ongoing expansion and success of the IHG One Rewards programme.

●    Co-brand card agreements. The attraction of co-branded IHG One Rewards cards is intrinsically linked to the overall appeal and growth of the loyalty programme, and they drive further membership and loyalty to that programme, deepen guest relationships and deliver more business to our hotels. Co-brand card holders stay even more frequently and spend more in IHG hotels. In November 2024, IHG entered into new agreements with our US co-brand credit card issuing and financial services partners that were effective immediately from that date and have an initial term running through to 2036. Under prior arrangements, fees recognised within IHG's operating profit from reportable segments in 2023 were $39m. These have approximately doubled in 2025, as was anticipated from the new arrangements, and are still expected to more than triple from the 2023 level by 2028, with continued growth anticipated in the years beyond. The balance of fees that is recognised within System Fund revenue is also expected to grow meaningfully over the term of the new agreements. The number of US co-brand card members saw high single-digit percentage growth in 2025, alongside a comparable uplift in total card spend. We also expanded the IHG and Chase partnership with new IHG One Rewards status for Chase Sapphire Reserve and Chase Sapphire Reserve for Business cards. Separately, we have recently signed a new UK co-branded IHG One Rewards debit card agreement with Revolut, alongside Visa, with card products scheduled to be launched later this year. Further co-brand priority growth markets are targeted for future years.

●    Branded residential properties. A further example of driving ancillary fees through the strength of IHG's brands is their ability to generate increased sales of residential property, typically alongside a hotel development with shared services and facilities. This industry segment has almost tripled in number of branded residential developments worldwide over the last decade, and based solely on the schemes already signed the segment is forecast to approximately double in size between 2025 and 2032, according to Savills. Hotel developers, particularly in the Luxury category, are therefore increasingly looking at mixed use developments that also involve a residential component, and our brands are also seeing growing interest for use in residential-only developments. IHG has 30+ branded residential projects open or selling properties across 15+ countries, and more in the pipeline. Fees earned by IHG from branded residences increased in 2025, benefiting from strong sales at Six Senses Dubai Marina, which have added to the success of the previously fully sold development at Six Senses The Palm, Dubai, and growth in this latest year also from the near-complete sale of residences at Six Senses, London. Signings in 2025 for future branded residences developments included Six Senses Myoko, Japan, and two in Thailand at the InterContinental Phuket Resort and the InterContinental Residences Bangkok Asoke. Further fee growth is expected to be substantial in 2027 and beyond, as more of the current residential units under development are sold, and as we continue to leverage the global reach and potential of IHG's Luxury & Lifestyle brands.

5. Delivering increased dividends and return of surplus capital to our shareholders

The Board expects IHG's business model to continue its strong track record of generating substantial capacity to support our investment plans that drive growth, fund a sustainably growing ordinary dividend, and routinely return surplus capital to shareholders.

●    Consistent capital allocation approach. IHG's asset-light business model is highly cash-generative through the cycle and enables us to invest in our brands and strengthen our enterprise platform. We have a disciplined approach to capital allocation which ensures that the business is appropriately invested in, whilst looking to maintain an efficient and conservative balance sheet. IHG's perspectives on the uses of cash generated by the business remain unchanged: ensuring we invest in the business to optimise growth that will drive long-term shareholder value creation, funding a sustainably growing dividend, and then returning surplus capital to shareholders, whilst targeting our leverage ratio within a range of 2.5-3.0x net debt:adjusted EBITDA to maintain an investment grade credit rating.

●    Sustainably growing the ordinary dividend: +10% for 2025. IHG typically pays dividends weighted approximately one-third to the interim and two-thirds to the final payment. The total dividend for 2024 was 167.6¢, an increase of +10% on the prior year. The interim dividend for 2025 was increased +10% to 58.6¢. With a proposed final dividend increase of +10% to 125.9¢, the total dividend for 2025 of 184.5¢ will have increased by +10% for another year, an annual growth rate consistently delivered for shareholders since 2022. The ex-dividend date for the final dividend is Thursday 9 April 2026 (Friday 10 April 2026 for ADRs) and the record date is Friday 10 April 2026. Subject to shareholder approval at the AGM on Thursday 7 May 2026, the final dividend will be paid on Thursday 14 May 2026.

●    Returning surplus capital: $900m share buyback programme completed in 2025. This programme repurchased 7.6 million shares for $892m, reducing the voting rights in the Company by a further 4.8% in 2025. This followed the $800m programme in 2024, $750m programme in 2023 and the $500m programme announced in 2022, which already reduced the total number of voting rights by 4.6%, 6.1% and 5.0%, respectively. Together with ordinary dividend payments in 2025 of $270m, there were $1,162m of shareholder returns, equivalent to 5.9% of IHG's $19.8bn (£15.8bn) market capitalisation at the start of 2025.

●    New $950m buyback for 2026. As announced on 17 February 2026 alongside our results for the 2025 financial year, a new share buyback programme will commence immediately to return a further $950m over the course of 2026. Together with the anticipated sustainable growth in ordinary dividend payments, there would be another $1.2bn+ returned to shareholders in respect of 2026, equivalent to 5.8% of IHG's $21.3bn (£15.9bn) market capitalisation at the start of 2026. Cumulatively over the five years from 2022 to 2026, this will mean IHG has returned more than $5bn to our shareholders.

●    Leverage now within 2.5-3.0x target range. IHG's net debt:adjusted EBITDA ratio was 2.5x at 31 December 2025 increasing from 2.3x at 31 December 2024. On a prospective basis, given analyst consensus expectations for growth in EBITDA and cash generation in 2026, together with the new $950m share buyback programme, leverage at the end of 2026 would be expected to remain within our target range of 2.5-3.0x.

Care for our People, Communities and Planet

This is a key strategic pillar for IHG, supported by our Journey to Tomorrow 2030 responsible business plan. Progress against this plan is reported on in our Annual Reports and supplemental ESG data books. Notable developments in 2025 include:

●    Developing and engaging our people. IHG maintained its place in the top quartile of most engaged employers in 2025 with a score of 87%, following our latest annual survey drawing upon the views of 130,000+ participating colleagues. Several awards in the year underlined our commitment to strengthening workplace culture, including ongoing recognition in the Fortune 100 Best Companies To Work For in the US, and attaining Great Place to Work status in 21 markets globally. As part of a continued focus on colleagues' development, we strengthened our hotel talent pipeline and leadership capabilities through extensions to key programmes such as the RISE mentoring programme and the Journey To programmes for Supervisors, Managers and hotel General Managers. At a corporate level, changes were made to sharpen goal setting, feedback and our approach to performance management to better reward high performers.

●    Promoting respect for and advancing human rights. We continued to drive compliance with our Responsible Labour Requirements (RLRs) in 2025 with the launch of new, survivor-informed mandated training on preventing human trafficking, developed in partnership with a leading anti-trafficking NGO and industry peers. Digital self-assessments also rolled out globally, enhancing transparency, monitoring and the quality of corrective actions. Over 92% of hotels already completed this new self-assessment.

●    Improving the lives of 30 million people through skills training, disaster response and food security. Over 80,000 people were trained and upskilled through our IHG Academy offerings in 2025. This included the launch of Virtual Discover, delivering interactive sessions to engage participants through schools, NGOs and charities around the world. We also worked with organisations to help provide job opportunities across our markets, including Springboard in the UK, China Youth Development Foundation in Greater China, the Tourism and Hospitality Skill Council in India, and the Al Noor Training Centre for People of Determination in Dubai. We responded to 22 natural disasters in the year, working closely with charity partners to support relief and recovery efforts. During the first 18 months of our partnership with global NGO Action Against Hunger to combat food insecurity and hunger, we helped support 5.4 million people as part of its global nutrition programmes in over 50 countries. Across other collective action to give back to our communities, 40,000 colleagues supported the work of more than 700 charities.

●    Our ongoing commitment to energy reduction and decarbonisation. IHG achieved a -10.2% reduction in energy per available room and an -11.0% reduction in carbon emissions per available room in 2025, compared with 2019. However, the continued lack of a clean energy infrastructure in our markets, alongside the opening of more IHG hotels around the world, means that total carbon emissions are up +7.7% since 2019. We remain dedicated to the actions we are taking to assist hotel owners in reducing carbon emissions and in 2025 we continued to implement brand standards to drive energy efficiency as well as reduce waste, and expanded our Low Carbon Pioneers Programme, which now has hotels spanning Asia, Europe and South America, including our first net-zero carbon hotel in the UK. We've also continued to expand our Meeting for Good programme, which supports event planners to deliver a more sustainable event experience. In 2025, more than 650 hotels participated, and the programme was named a Gold Medal winner in Northstar's Stella Awards for Best Sustainability Initiative. In 2026, we will refresh elements of our Journey to Tomorrow responsible business plan to strengthen our ability to navigate diverse and complex energy infrastructures and regulatory environments across our global markets.

Summary of financial performance

INCOME STATEMENT SUMMARY
	12 months ended 31 December
	2025	2024	%
		Re-presenteda
	$m	$m	change
Revenueb
Americas	1,129	1,141	(1.1)
EMEAA	811	748	8.4
Greater China	165	161	2.5
Central	363	262	38.5
	_____	_____	_____
Revenue from reportable segmentsc	2,468	2,312	6.7

System Fund and reimbursable revenues	2,721	2,611	4.2
	_____	_____	_____
Total revenue	5,189	4,923	5.4

Operating profitb
Americas	836	828	1.0
EMEAA	303	270	12.2
Greater China	99	98	1.0
Central	27	(72)	NMe
	_____	_____	_____
Operating profit from reportable segmentsc	1,265	1,124	12.5
Analysed as:
Fee business	1,231	1,085	13.5
Owned & leased	43	45	(4.4)
Insurance activities	(9)	(6)	50.0

System Fund and reimbursable result	(46)	(83)	(44.6)
	_____	_____	_____
Operating profit before exceptional items	1,219	1,041	17.1
Operating exceptional items	(21)	-	NMe
	_____	_____	_____
Operating profit	1,198	1,041	15.1

Net financial expenses	(153)	(115)	33.0
Analysed as:
Adjusted interest expensec	(200)	(165)	21.2
System Fund interest	47	50	(6.0)

Foreign exchange gains/(losses)	37	(25)	NMe
Remeasurement of contingent purchase consideration	(8)	(4)	100.0
	_____	_____	_____
Profit before tax	1,074	897	19.7

Tax	(315)	(269)	17.1
Analysed as:
Adjusted taxc	(290)	(262)	10.7
Tax attributable to System Fund	(9)	(4)	125.0
Tax on foreign exchange gains/losses	-	(3)	NMe
Tax exceptional items	(16)	-	NMe
	_____	_____	_____
Profit for the year	759	628	20.9

Adjusted earningsd	774	697	11.0

Basic weighted average number of ordinary shares (millions)	154.4	161.2	(4.2)
	_____	_____	_____
Earnings per ordinary share
Basic	490.9¢	389.6¢	26.0
Adjustedc	501.3¢	432.4¢	15.9

Dividend per share	184.5¢	167.6¢	10.1

Average US dollar to sterling exchange rate	$1: £0.76	$1: £0.78	(2.6)
a.         Re-presented to present foreign exchange gains/(losses) on a separate line which was previously presented within 'Net financial expenses'.
b.         Americas and EMEAA include revenue and operating profit before exceptional items from both fee business and owned & leased hotels. Greater China includes revenue and operating profit before exceptional items from fee business.
c.         Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.
d.         Adjusted earnings as used within adjusted earnings per share, a non-GAAP measure. Excludes $1m profit attributable to non-controlling interest.
e.         Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Revenue
Global RevPAR increased year-on-year by 3.3% in the first quarter, 0.3% in the second quarter, 0.1% in the third quarter, 1.6% in the fourth quarter and 1.5% for the full year, with performance varying across our globally diverse portfolio of hotels. Our other key driver of revenue, net system size, increased by 4.0% year-on-year to 1,026,177 rooms. After adjusting for the impact of removing 7,092 rooms previously affiliated with The Venetian Resort Las Vegas, net system size increased by 4.7%.

Total revenue increased by $266m (5.4%) to $5,189m, including a $110m increase in System Fund and reimbursable revenue. Revenue from reportable segmentsa increased by $156m (6.7%) to $2,468m, driven by a combination of system and RevPAR growth, together with incremental fees from previous changes in the arrangements related to the US co-brand credit card arrangements and from the sale of certain loyalty points (together with certain other ancillary revenues). These revenue streams achieved the incremental ~$40m and ~$25m step-changes within IHG's results from reportable segmentsa in 2025, along with additional underlying growth. Underlying revenuea increased by $133m (5.7%) to $2,454m, with underlying fee revenuea increasing by $110m (6.2%) to $1,890m. Owned & leased revenue increased by $29m (5.6%) to $544m.

Operating profit and margin
Operating profit increased by $157m from $1,041m to $1,198m, including $21m operating exceptional costs in relation to the global efficiency programme and to commercial litigation and disputes, compared to operating exceptional items of $nil recorded in the prior year. The reported System Fund and reimbursable result improved by $37m in the year, as the loss reduced from $83m in 2024 to $46m in 2025.

Operating profit from reportable segmentsa increased by $141m (12.5%) to $1,265m. Fee business operating profit increased by $146m (13.5%) to $1,231m, due to RevPAR and system growth, including a $12m increase in incentive management fees to $190m, combined with incremental ancillary fee revenue. Owned & leased operating profit declined from $45m to $43m. Underlying operating profita increased by $135m (12.0%) to $1,264m.

Fee margina increased by 3.6%pts to 64.8%, with around 2.3%pts driven by operational leverage and cost efficiencies from the global efficiency programme, and a further ~1.3%pts due to incremental fees from the US co-brand credit card agreements and from the sale of certain loyalty points (together with certain other ancillary revenues).

The impact of the movement in average USD exchange rates for 2024 compared to 2025 netted to a $nil impact to operating profit from reportable segmentsa when calculated as restating 2024 figures at 2025 exchange rates, and benefitted operating profit from reportable segmentsa by $1m when applying 2024 rates to 2025 figures.

If the average exchange rate during January 2026 had existed throughout 2025, the 2025 operating profit from reportable segmentsa would have been $6m higher.

System Fund and reimbursable result
The Group operates a System Fund to collect and administer assessments from hotel owners for specified purposes of use including marketing, reservations, certain hotel services and the Group's loyalty programme, IHG One Rewards. The System Fund also benefits from certain proceeds from the sale of loyalty points under third-party co-branding arrangements and the sale of points directly to members and other third parties. The Fund is not managed to generate a surplus or deficit for IHG over the longer term, but is managed for the benefit of hotels in the IHG system with the objective of driving revenues for the hotels in the system.

The growth in the IHG One Rewards programme means that, although assessments are received from hotels upfront when a member earns points, more revenue is deferred each year than is recognised in the System Fund. This can lead to accounting losses in the System Fund each year as the deferred revenue balance grows which do not necessarily reflect the Fund's position and the Group's capacity to invest.

Reimbursable revenues represent reimbursements of expenses incurred on behalf of managed and franchised properties and relate, predominantly, to payroll costs at managed properties where IHG is the employer. As IHG records reimbursable expenses based upon costs incurred with no added mark up, this revenue and related expenses have no impact on either operating profit or net profit for the year.

In the year to 31 December 2025, System Fund and reimbursable revenues increased $110m (4.2%) to $2,721m. This was driven by the growth in System Fund revenue driven by the continued increase in net system size compounded by year-on-year RevPAR growth.

The reported System Fund and reimbursable result improved from an $83m loss to a $46m loss, primarily due to the System Fund revenue growth mentioned above and the impact of the global efficiency programme, partially offset by increased investments in marketing and loyalty.

a.         Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Operating exceptional items
Operating exceptional items for the year to 31 December 2025 were $21m (2024: $nil), comprising costs of $12m relating to the global efficiency programme and $9m relating to litigation and commercial disputes. Further information on operating exceptional items can be found in note 5 to the Financial Statements.

Net financial expenses
Net financial expenses increased to $153m from $115m. Net financial expenses include total interest costs on public bonds, which are fixed rate debt, of $153m (2024: $123m) and interest expense on lease liabilities of $30m (2024: $30m). In 2025, foreign exchange gains/(losses) have been presented on a separate line of the Group income statement. The 2024 amount was previously presented within net financial expenses.
Adjusted interesta, which adds back interest attributable to the System Fund, increased by $35m to an expense of $200m, driven by the increase in net debt and average interest rates on bond debt.

Foreign exchange gains and losses
Foreign exchange gains of $37m (2024: losses of $25m) are predominantly due to translation of intra-group US dollar monetary assets and liabilities held by subsidiaries with a sterling functional currency.

Remeasurement losses on contingent purchase consideration
Contingent purchase consideration arose on the acquisition of Regent and, from 2025, the acquisition of the Ruby brand. The loss of $8m (2024: $4m loss) is principally the unwind of the discount due to the passage of time. The total contingent purchase consideration liability at 31 December 2025 is $98m (31 December 2024: $73m).

Taxation
The adjusted tax ratea for 2025 was 27.2% (2024: 27.3%). The total tax charge includes a net exceptional charge of $16m (2024: $nil), comprising a charge of $21m following the completion of an intra-group restructuring transaction offset by the tax impacts of the operating exceptional items.
Tax paid in 2025 totalled $307m (2024: $309m), including exceptional tax paid of $34m related to the settlement of a tax liability which originally arose as a result of the acquisition of Holiday Inn in 1990. Further information on tax can be found in note 6 to the Financial Statements.

Earnings per share
The Group's basic earnings per ordinary share is 490.9¢ (2024: 389.6¢). Adjusted earnings per ordinary sharea increased by 68.9¢ (15.9%) to 501.3¢.

Dividends and shareholder returns
The Board is proposing a final dividend of 125.9¢ in respect of 2025, an increase of 10% on 2024. With the interim dividend of 58.6¢ paid in October 2025, the total dividend for the year would therefore be 184.5¢, representing an increase of 10% on 2024. The ex-dividend date for ordinary shares is Thursday 9 April 2026 and for American Depositary Receipts the ex-dividend date is Friday 10 April 2026. The record date (for both ordinary shares and American Depositary Receipts) is Friday 10 April 2026. The corresponding dividend amount in pence sterling per ordinary share will be announced on Monday 27 April 2026, calculated based on the average of the market exchange rates for the three working days commencing 22 April 2026. Subject to shareholder approval at the AGM on Thursday 7 May 2026, the dividend will be paid on Thursday 14 May 2026.

Registered shareholders may elect to receive their dividend payments in US Dollars (USD) instead of British Pounds (GBP). Elections to receive dividend payments in USD can be made by completing the Currency Form which is available from www.shareview.info/products/directdividends. Alternatively, registered shareholders can contact the Company's Registrar, Equiniti, by telephone on +44 (0) 371 384 2132 to request a Currency Form. For shares held in CREST, an election for USD will be permitted using the CREST dividend election process. CREST participants should ensure a USD CREST Memorandum Account has been enabled.

A Dividend Reinvestment Plan ("DRIP") is provided by Equiniti Financial Services Limited. The DRIP enables the Company's shareholders to elect to have their cash dividend payments used to purchase the Company's shares. More information can be found at www.shareview.co.uk/info/drip. The cut-off date and time for the receipt of USD payment elections and DRIP elections for the final dividend referred to above is 23 April 2026 at 5:00pm (UK time).

The Board has approved a $950m share buyback programme in 2026. This follows the $900m programme in 2025, $800m programme in 2024, the $750m programme announced in 2023 and the $500m programme in 2022, which already reduced the total number of voting rights in the Company by 4.8%, 4.6%, 6.1% and 5.0%, respectively. In 2025, 7.6m shares were repurchased for $892m.
a.         Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Summary of cash flow, working capital, net debt and liquidity

Adjusted EBITDAa reconciliation	12 months ended 31 December
	2025	2024
	$m	$m
Cash flow from operations	1,361	1,149
Cash flows relating to operating exceptional items	23	(8)
Impairment loss on financial assets	(21)	(16)
Other impairment charges	(2)	(6)
Other non-cash adjustments to operating profit	(93)	(77)
System Fund and reimbursable result	46	83
System Fund depreciation and amortisation	(79)	(80)
Other non-cash adjustments to System Fund result	(46)	(37)
Working capital and other adjustments	(36)	(56)
Capital expenditure: contract acquisition costs, net of repayments	179	237
	_____	_____
Adjusted EBITDAa	1,332	1,189
	_____	_____

CASH FLOW SUMMARY	12 months ended 31 December
	2025	2024	$m
	$m	$m	change

Adjusted EBITDAa	1,332	1,189	143

Working capital and other adjustments	36	56
Repayments related to investments supporting the Group's insurance activities	3	5
Impairment loss on financial assets	21	16
Other impairment charges	2	6
Other non-cash adjustments to operating profit	93	77
System Fund and reimbursable result	(46)	(83)
Non-cash adjustments to System Fund result	125	117
Capital expenditure: key money contract acquisition costs, net of repayments	(177)	(206)
Capital expenditure: gross maintenance	(31)	(31)
Net interest paid	(156)	(113)
Tax paidb	(273)	(309)
Principal element of lease payments, net of finance lease receipts	(26)	(42)
Purchase of own shares by employee share trusts	(10)	(27)
	_____	_____	_____
Adjusted free cash flowa	893	655	238

Cash flows relating to exceptional itemsb	(57)	8
Capital expenditure: gross recyclable investments	(16)	(68)
Capital expenditure: gross System Fund capital investments	(43)	(45)
Purchase of brands	(120)	-
Deferred purchase consideration paid	-	(13)
Disposals and repayments, including proceeds from other financial assets	11	15
Repurchase of shares, including transaction costs	(897)	(804)
Dividends paid to shareholders	(270)	(259)
Other financing cash flows	6	-
	_____	_____	_____
Net cash flow before other net debta movements	(493)	(511)	18

Add back principal element of lease repayments	30	46
Exchange and other non-cash adjustments	(88)	(45)
	_____	_____	_____
Increase in net debta	(551)	(510)	(41)
Net debta at beginning of the year	(2,782)	(2,272)
Net debta at end of the year	(3,333)	(2,782)	(551)
	_____	_____	_____

a.         Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.
b.         In 2025 'Tax paid' excludes, and 'Cash flows relating to exceptional items' includes, $34m of exceptional tax paid.

Cash flow from operations
For the year ended 31 December 2025, cash flow from operations was $1,361m, an increase of $212m on the previous year. This was predominantly due to the higher operating profit from reportable segmentsa, lower contract acquisition costs and an improvement in the System Fund and reimbursable result.

Cash flow from operations is the principal source of cash used to fund interest and tax payments, capital expenditure, ordinary dividend payments and additional returns of capital to shareholders.

Adjusted free cash flowa
Adjusted free cash flowa was an inflow of $893m, an increase of $238m on the prior year. Adjusted EBITDAa increased by $143m due to the improvement in trading and growth in ancillary fee streams. The System Fund and reimbursable result improved by $37m, reflecting System Fund revenue growth and the impact of the global efficiency programme, partly offset by increased investments in marketing and loyalty. Key money contract acquisition costs net of repayments reduced by $29m, and tax payments (excluding exceptional items) were $36m lower due to US tax reforms. These movements were partly offset by a $43m increase in net interest paid reflecting the increase in average net debt. Working capital and other adjustments of $36m includes $107m of cash inflow related to deferred revenue, driven primarily by $74m related to the loyalty programme and $37m of upfront cash flows associated with the new US co-brand credit card agreements.

Net and gross capital expenditurea
Net capital expenditurea was $185m (2024: $253m) and gross capital expenditurea was $269m (2024: $350m). Gross capital expenditurea comprised: $179m of key money contract acquisition costs; $31m of maintenance; $16m gross recyclable investments; and $43m System Fund capital investments. Net capital expenditurea includes key money repayments of $2m and offsets from other disposals and repayments of $4m, and $78m System Fund depreciation and amortisation.

Net debta
Net debta increased by $551m from $2,782m at 31 December 2024 to $3,333m at 31 December 2025. During the year, the Group invested $120m to purchase the Ruby brand and there were $1,167m of payments related to ordinary dividends and the share buyback programmes, including transaction costs. The change in net debta includes adverse net foreign exchange impacts of $69m and $19m of other non-cash adjustments.

Sources of liquidity
As at 31 December 2025, the Group had total liquidity of $2,599m (31 December 2024: $2,319m), comprising $1,500m of undrawn bank facilities and $1,099m of cash and cash equivalents (net of overdrafts and restricted cash). The increase in total liquidity from December 2024 of $280m is primarily due to net additional bond funding of $587m and $150m from the increase in the new bank revolving credit facility, offset by net cash outflows of $493m.

The Group currently has $4,198m of sterling and euro bonds outstanding. The bonds mature in August 2026 (£350m), May 2027 (€500m), October 2028 (£400m), November 2029 (€600m), September 2030 (€850m) and September 2031 (€750m). There are currency swaps in place on the euro bonds, fixing the May 2027 bond at £436m, the November 2029 bond at $657m, the September 2030 bond at $990m and the September 2031 bond at $834m. The Group currently has senior unsecured long-term credit ratings of BBB from S&P and Baa2 from Moody's.

In December 2025, the Group entered into a new $1,500m syndicated bank revolving credit facility (RCF) and the previous $1,350m facility was cancelled on the same day. The new five-year RCF matures in December 2030. There are two one-year extension options that are at the lenders' discretion. There are no financial covenants in the RCF.

The RCF was undrawn at 31 December 2025.

It is management's opinion that the current working capital levels and available facilities are sufficient for the Group's present liquidity requirements.

a.         Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Additional revenue, global system size and pipeline analysis

Disaggregation of total gross revenue in IHG's system
Total gross revenuea provides a measure of the overall strength of the Group's brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed, exclusive partner and owned & leased hotels and excludes revenue from the System Fund and reimbursement of costs. Other than owned & leased hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties.

	12 months ended 31 December
	2025	2024	%
	$bn	$bn	Changeb
Analysed by brand
InterContinental	5.6	5.3	5.6
Kimpton	1.5	1.4	5.9
Hotel Indigo	1.1	1.0	14.0
Crowne Plaza	3.7	3.7	(1.3)
Holiday Inn Express	9.7	9.6	1.4
Holiday Inn	6.1	6.0	1.3
Staybridge Suites	1.4	1.3	4.1
Candlewood Suites	1.0	0.9	5.3
Other	5.1	4.2	24.0
	_____	_____	_____
Total	35.2	33.4	5.3
	_____	_____	_____
Analysed by ownership type
Franchisedc (revenue not attributable to IHG)	22.2	21.2	5.1
Managed (revenue not attributable to IHG)	12.5	11.7	5.6
Owned & leased (revenue recognised in Group income statement)	0.5	0.5	5.4
	_____	_____	_____
Total	35.2	33.4	5.3
	_____	_____	_____

Total gross revenue in IHG's system increased by 5.3% (4.7% increase at constant currency) to $35.2bn, driven by the combination of RevPAR growth and the increase in the number of hotels in our system.

a.     Definitions for total gross revenue can be found in the 'Key performance measures and non-GAAP measures' section to accompany the above reconciliation to the Financial Statements
b.     Year-on-year percentage movement calculated from unrounded source figures to provide more precise growth indicators for these figures which are presented in billions of dollars.
c.     Includes exclusive partner hotels.

RevPARa movement summary at constant exchange rates (CER)

	Full Year 2025 vs 2024			Q4 2025 vs 2024
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Global	1.5%	0.8%	0.5%pts	1.6%	1.1%	0.3%pts
Americas	0.3%	0.5%	(0.1)%pts	(1.4)%	(0.1)%	(0.9)%pts
EMEAA	4.6%	2.4%	1.6%pts	7.1%	3.3%	2.7%pts
Greater China	(1.6)%	(2.4)%	0.5%pts	1.1%	0.3%	0.5%pts

RevPARa movement at CER vs actual exchange rates (AER)
	Full Year 2025 vs 2024			Q4 2025 vs 2024
	CER (as above)	AER	Difference	CER (as above)	AER	Difference
Global	1.5%	2.1%	0.6%pts	1.6%	3.1%	1.5%pts
Americas	0.3%	0.1%	(0.2)%pts	(1.4)%	(1.0)%	0.4%pts
EMEAA	4.6%	6.8%	2.2%pts	7.1%	10.4%	3.3%pts
Greater China	(1.6)%	(1.4)%	0.2%pts	1.1%	2.4%	1.3%pts
a.     RevPAR (revenue per available room), ADR (average daily rate) and occupancy are on a comparable basis, based on comparability as at 31 December 2025 and include hotels that have traded in all months in both the current and the prior year. The principal exclusions in deriving these measures are new openings, properties under major refurbishments and removals. See 'Key performance measures and non-GAAP measures' section for further information on the definition of RevPAR.

	Hotels		Rooms
Global hotel and room count		Change over		Change over
	2025	2024	2025	2024
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	27	-	2,067	117
Regent	11	-	3,212	-
InterContinental	242	15	77,027	3,243
Vignette Collection	31	11	7,256	3,291
Kimpton	85	8	16,208	2,177
Hotel Indigo	191	22	25,676	2,883
voco	124	37	25,227	4,851
Ruby	17	17	2,952	2,952
HUALUXE	24	2	6,426	424
Crowne Plaza	424	9	113,887	263
EVEN Hotels	46	13	6,896	1,814
Holiday Inn Express	3,292	55	351,400	7,443
Holiday Inn	1,247	(2)	225,926	594
Garner	89	66	8,501	6,101
avid hotels	87	11	7,677	875
Atwell Suites	9	3	928	372
Staybridge Suites	350	15	38,287	1,764
Holiday Inn Club Vacations	26	(4)	9,138	(730)
Candlewood Suites	423	31	37,552	2,735
Iberostar Beachfront Resorts	62	7	21,001	1,415
Other	156	18	38,933	(3,532)
	_____	_____	_____	_____
Total	6,963	334	1,026,177	39,052
	_____	_____	_____	_____
Analysed by ownership type
Franchiseda	5,886	290	748,178	29,961
Managed	1,060	43	273,808	8,936
Owned & leased	17	1	4,191	155
	_____	_____	_____	_____
Total	6,963	334	1,026,177	39,052
	_____	_____	_____	_____
a.     Includes exclusive partner hotels.

	Hotels		Rooms
Global Pipeline		Change over		Change over
	2025	2024	2025	2024
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	39	1	2,946	51
Regent	12	3	2,210	223
InterContinental	104	3	26,734	1,042
Vignette Collection	45	10	7,087	698
Kimpton	69	8	13,288	1,155
Hotel Indigo	131	1	20,885	1,454
voco	108	18	21,453	5,825
Ruby	19	19	3,789	3,789
HUALUXE	23	(1)	6,040	(253)
Crowne Plaza	154	14	38,232	2,963
EVEN Hotels	26	(6)	4,861	(706)
Holiday Inn Express	655	18	81,358	2,136
Holiday Inn	295	29	53,559	1,882
Garner	77	(17)	6,953	(1,814)
avid hotels	116	(21)	8,676	(1,973)
Atwell Suites	56	2	5,822	362
Staybridge Suites	150	(7)	16,618	(697)
Candlewood Suites	194	11	14,465	166
Iberostar Beachfront Resorts	5	(2)	2,415	(32)
Other	14	(1)	2,135	(1,997)
	_____	_____	_______	______
Total	2,292	82	339,526	14,274
	_____	_____	_______	______
Analysed by ownership type
Franchiseda	1,635	37	198,623	7,018
Managed	657	46	140,903	7,411
Owned & leased	-	(1)	-	(155)
	_____	_____	_______	______
Total	2,292	82	339,526	14,274
	_____	_____	_______	______
a.     Includes exclusive partner hotels.

Net system size increased by 4.0% year-on-year to 1,026.2k rooms. During the year, 65.1k rooms (443 hotels) opened, representing an increase of 6.0k rooms (72 hotels) from the prior year. Reflecting the continued focus on the quality of our estate, 26.0k rooms (109 hotels) left the IHG system in 2025, resulting in a removals rate of 2.6%, and an increase of 7,831 rooms (4 hotels) compared to 2024.

After adjusting for the impact of removing 7,092 rooms previously affiliated with The Venetian Resort Las Vegas, net system size increased by 4.7%, with a removals rate of 1.9%.

At the end of 2025, the global pipeline totalled 339.5k rooms (2,292 hotels), an increase of 14.3k rooms (82 hotels), as signings outpaced openings and terminations.

During the year, 102.1k rooms (694 hotels) were signed, including 6,741 Ruby rooms (36 hotels), of which 5,718 rooms (30 hotels) were part of the initial agreement. Signings in 2025 represented a 4,188 rooms (20 hotels) decrease from the prior year, which included 17,703 rooms (119 hotels) as part of the initial NOVUM Hospitality agreement.

Regional performance reviews, system size and pipeline analysis

AMERICAS
	12 months ended 31 December
Americas results
	2025	2024	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	963	979	(1.6)
Owned & leased	166	162	2.5
	_____	_____	_____
	1,129	1,141	(1.1)
	_____	_____	_____
Operating profit from the reportable segmenta
Fee business	804	795	1.1
Owned & leased	32	33	(3.0)
	_____	_____	_____
	836	828	1.0
Operating exceptional items	(2)	4	NMb
	_____	_____	_____
Operating profit	834	832	0.2
	_____	_____	_____

Americas Comparable RevPARa movement on previous year	12 months ended 31 December 2025
Fee business
InterContinental			4.6%
Kimpton			1.3%
Hotel Indigo			0.3%
Crowne Plaza			0.5%
EVEN Hotels			(1.2)%
Holiday Inn Express			0.2%
Holiday Inn			(0.7)%
avid hotels			(1.2)%
Staybridge Suites			0.3%
Candlewood Suites			(0.6)%
All brands			0.3%

Owned & leased
All brands			1.6%

Despite some turbulent trading conditions, RevPAR grew +0.3% (Q1 +3.5%, Q2 -0.5%, Q3 -0.9%, Q4 -1.4%), with occupancy -0.1%pts and rate +0.5%. US RevPAR declined by -0.1% for the year, with growth of +3.5% in Q1 moving to a decline of -0.9% in Q2 driven by the shift in timing of Easter between March and April and the onset of reduction in certain types of business and leisure travel, such as lower international inbound demand and less government travel. US RevPAR declined -1.6% in Q3 and -2.0% in Q4, the most recent quarter facing a tougher year-over-year comparison due to hurricane-related demand in 2024. Outside of the US, RevPAR for the year grew +4.0%, with growth in each of Canada, Mexico and our Latin American & Caribbean sub-region. Rooms revenue for the overall region on a comparable hotel basis in 2025 was strongest for Business bookings which were up +2% YOY, whilst Groups was down -1% and Leisure -2% on 2024 levels.
Revenue from the reportable segmenta decreased by $12m (-1.1%) to $1,129m. Operating profit increased by $2m to $834m, including a $2m exceptional cost in relation to the global efficiency programme, compared to an exceptional income of $4m in the prior year (further information on exceptional items can be found in note 5 to the Financial Statements). Operating profit from the reportable segmenta increased by $8m (+1.0%) to $836m.
Fee business revenue decreased by $16m (-1.6%) to $963m. Whilst RevPAR (which is on a comparable hotels and constant currency basis) was up +0.3%, this was offset by lower revenue from a number of non-comparable hotels including those exiting the system and others undergoing renovation, small reductions in certain other fee revenue areas, adverse currency movements and one fewer trading day from the leap-year impact. There were $20m of incentive management fees earned (2024: $21m). Fee business operating profit increased by $9m (+1.1%) to $804m, supported by system growth and cost efficiencies. This led to fee margina growing to 83.4% compared to 81.2% in 2024.
Owned & leased revenue increased by $4m (+2.5%) to $166m, with RevPAR up +1.6%, reflecting the specific trading environments related to this small portfolio of just four hotels (only three of which were comparable for RevPAR). Owned & leased operating profit decreased by $1m (-3.0%) to $32m.

a.     Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.
b.     Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

	Hotels		Rooms
Americas hotel and room count		Change over		Change over
	2025	2024	2025	2024
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	2	-	81	-
Regent	1	-	167	-
InterContinental	48	3	17,055	783
Vignette Collection	3	1	805	214
Kimpton	62	1	11,289	206
Hotel Indigo	82	7	10,944	816
voco	28	9	2,993	928
Crowne Plaza	101	(3)	25,020	(1,336)
EVEN Hotels	27	5	3,586	464
Holiday Inn Express	2,542	16	232,517	1,768
Holiday Inn	661	(16)	106,181	(3,345)
Garner	33	23	2,687	1,932
avid hotels	87	11	7,677	875
Atwell Suites	8	2	754	198
Staybridge Suites	327	15	34,474	1,701
Holiday Inn Club Vacations	26	(4)	9,138	(730)
Candlewood Suites	417	25	36,921	2,104
Iberostar Beachfront Resorts	26	2	9,443	176
Other	122	15	17,462	(5,554)
	_____	____	_______	______
Total	4,603	112	529,194	1,200
	_____	____	_______	______
Analysed by ownership type
Franchiseda	4,432	113	493,389	1,883
Managed	167	(1)	34,468	(683)
Owned & leased	4	-	1,337	-
	_____	____	_______	______
Total	4,603	112	529,194	1,200
	_____	____	_______	______
a.     Includes exclusive partner hotels.

	Hotels		Rooms
Americas Pipeline		Change over		Change over
	2025	2024	2025	2024
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	9	-	649	(11)
InterContinental	9	(2)	2,229	(557)
Vignette Collection	4	-	282	(193)
Kimpton	30	-	5,522	(163)
Hotel Indigo	24	(3)	3,071	(167)
voco	27	4	3,539	927
Crowne Plaza	6	-	1,127	83
EVEN Hotels	4	(4)	483	(466)
Holiday Inn Express	336	(1)	31,478	(550)
Holiday Inn	65	-	7,744	(46)
Garner	50	7	4,145	650
avid hotels	116	(21)	8,676	(1,973)
Atwell Suites	50	(2)	4,968	(254)
Staybridge Suites	135	(7)	14,007	(967)
Candlewood Suites	184	9	13,175	(24)
Iberostar Beachfront Resorts	4	(2)	2,144	(32)
Other	14	-	2,135	(217)
	_____	____	_______	______
Total	1,067	(22)	105,374	(3,960)
	_____	____	_______	______
Analysed by ownership type
Franchiseda	1,023	(20)	98,598	(3,477)
Managed	44	(2)	6,776	(483)
	_____	____	_______	______
Total	1,067	(22)	105,374	(3,960)
	_____	____	_______	______
a.     Includes exclusive partner hotels.

Gross system growth was +3.6%, another year of acceleration, with the opening of 18.8k rooms (178 hotels) in the Americas region, of which 6.7k rooms (72 hotels) opened in Q4. Openings in the year included 51 hotels across the Holiday Inn Brand Family and a further 41 properties across the Staybridge Suites and Candlewood Suites brands. There were 11 more avid hotels added to reach 87 open (with 116 more in the pipeline), and 23 Garner conversions took the open portfolio to 33 as it rapidly developed in the two years since becoming franchise-ready, with a further 50 in its pipeline. The voco brand added nine more conversions taking its portfolio to 28, with 27 more in the pipeline as it rolled out further across the region. Openings across our Luxury & Lifestyle brands included three more for InterContinental - Indianapolis, Monterrey and Lima - the latter a debut for the brand in Peru which was also the case with openings for Hotel Indigo and Vignette Collection in that market. Conversions accounted for 57% of all room openings in the year.

Net system size grew +0.2% for the year on a reported basis, after removals of 17.6k rooms (66 hotels) in the year representing 3.3% of the system size at the start of the year. Adjusting for the impact of removing 7.1k rooms previously affiliated with The Venetian Resort Las Vegas, net system size grew +1.6%, with a removal rate of +2.0%.

There were 26.6k rooms (268 hotels) signed during the year, including 9.5k rooms (92 hotels) during Q4. Strong development activity continued for our Essentials and Suites brands - there were 88 signings across the Holiday Inn Brand Family and 79 across Staybridge, Candlewood and Atwell. Ongoing demand for conversions also saw 32 signings for Garner and 16 for voco, including the first resort for the voco brand in Jamaica and a portfolio of six hotels in Mexico. Examples such as voco Sandpiper Port St. Lucie (the brand's first all-inclusive property in the US), voco Kissimmee Orlando and numerous other resort-focused properties for Holiday Inn reflect signings that can quickly become openings in a small number of months, with other notable conversions including Crowne Plaza Merida, Mexico, and Hotel Indigo Myrtle Beach. There were 12 signings across our Luxury & Lifestyle brands including: a Six Senses resort and residences in southern Utah; Kimpton's entry into Napa Valley, California, and the Kimpton Miralina Resort & Villas in Scottsdale, Arizona; two further signings for each of InterContinental and the Vignette Collection; and a further five signings added to the Hotel Indigo pipeline.

The pipeline stands at 105.4k rooms (1,067 hotels), which represents 20% of the current system size in the region.

EMEAA

	12 months ended 31 December
EMEAA results
	2025	2024	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	433	395	9.6
Owned & leased	378	353	7.1
	_____	_____	_____
	811	748	8.4
	_____	_____	_____
Operating profit from the reportable segmenta
Fee business	292	258	13.2
Owned & leased	11	12	(8.3)
	_____	_____	_____
	303	270	12.2
Operating exceptional items	(13)	(4)	225.0
	_____	_____	_____
Operating profit	290	266	9.0
	_____	_____	_____

EMEAA comparable RevPAR movement on previous year	12 months ended 31 December 2025
Fee business
Six Senses	16.4%
InterContinental	7.0%
Hotel Indigo	3.4%
voco	6.7%
Crowne Plaza	5.4%
Holiday Inn Express	1.4%
Holiday Inn	2.4%
Staybridge Suites	3.3%
All Brands	4.7%

Owned & leased
All Brands	2.1%

RevPAR grew +4.6%, with occupancy +1.6%pts and rate +2.4%. Strong RevPAR growth of +5.0% in Q1 was followed by +3.0% in Q2, in part due to fewer travel-related international events compared to the prior year. RevPAR grew +2.8% in Q3 and then strongly re-accelerated to +7.1% in Q4 driven broadly evenly by increases in occupancy and rate and with good growth in each of Business, Leisure and Groups demand drivers. By major geographic markets, RevPAR for the year was +1.1% in the UK, +4.2% in Continental Europe, +5.5% for the East Asia & Pacific region and +8.8% in the Middle East. Rooms revenue for the overall region on a comparable hotel basis in 2025 was strongest for Business demand which was up +5% YOY, with Groups bookings up +4% and Leisure up +3% on 2024 levels.

Revenue from the reportable segmenta increased by $63m (+8.4%) to $811m. Operating profit increased by $24m to $290m, including a $13m exceptional cost in relation to the global efficiency programme and commercial litigation and disputes (further information on exceptional items can be found in note 5 to the Financial Statements). Operating profit from the reportable segmenta increased by $33m (+12.2%) to $303m.

Fee business revenue increased by $38m (+9.6%) to $433m, driven by RevPAR (which is on a comparable hotels and constant currency basis) up +4.7% and the fees added from net system growth. There were $134m of incentive management fees earned (2024: $118m). Fee business operating profit increased by $34m (+13.2%) to $292m and fee margina increased to 67.4% compared to 65.3% in 2024, with positive operating leverage driven by the trading performance, system growth and cost efficiencies.

Owned & leased revenue increased by $25m (+7.1%) to $378m, with RevPAR on a comparable hotels and constant currency basis up +2.1%. Reflecting the trading conditions, cost bases and variable rent structures of this largely urban-centred portfolio of 13 hotels, an operating profit of $11m was achieved compared to $12m in 2024.

a. Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements..

	Hotels		Rooms
EMEAA hotel and room count		Change over		Change over
	2025	2024	2025	2024
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	24	-	1,856	117
Regent	4	-	991	-
InterContinental	128	7	35,341	1,396
Vignette Collection	21	8	4,666	2,557
Kimpton	18	5	3,685	1,187
Hotel Indigo	74	8	9,037	833
voco	68	17	16,862	2,254
Ruby	17	17	2,952	2,952
Crowne Plaza	185	4	43,796	(94)
Holiday Inn Express	363	3	53,601	766
Holiday Inn	426	1	78,097	702
Garner	56	43	5,814	4,169
Staybridge Suites	23	-	3,813	63
Candlewood Suites	6	6	631	631
Iberostar Beachfront Resorts	36	5	11,558	1,239
Other	29	5	14,902	2,356
	_____	____	_______	______
All Brands	1,478	129	287,602	21,128
	_____	____	_______	______
Analysed by ownership type
Franchiseda	1,025	94	170,049	13,511
Managed	440	34	114,699	7,462
Owned & leased	13	1	2,854	155
	_____	____	_______	______
Total	1,478	129	287,602	21,128
	_____	____	_______	______
a.     Includes exclusive partner hotels.

	Hotels		Rooms
EMEAA Pipeline		Change over		Change over
	2025	2024	2025	2024
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	29	1	2,225	44
Regent	10	3	1,683	223
InterContinental	64	4	15,694	1,168
Vignette Collection	32	7	4,494	115
Kimpton	21	6	3,550	1,296
Hotel Indigo	54	5	9,185	1,977
voco	59	9	12,463	3,047
Ruby	19	19	3,789	3,789
Crowne Plaza	73	14	17,202	3,181
EVEN Hotels	2	2	555	555
Holiday Inn Express	100	11	15,699	1,360
Holiday Inn	127	13	23,347	528
Garner	27	(24)	2,808	(2,464)
Staybridge Suites	15	-	2,611	270
Candlewood Suites	10	2	1,290	190
Iberostar Beachfront Resorts	1	-	271	-
Other	-	(1)	-	(1,780)
	____	____	______	______
All Brands	643	71	116,866	13,499
	____	____	______	______
Analysed by ownership type
Franchiseda	289	25	42,730	5,158
Managed	354	47	74,136	8,496
Owned & leased	-	(1)	-	(155)
	____	____	______	______
Total	643	71	116,866	13,499
	____	____	______	______
a.     Includes exclusive partner hotels.

Gross system growth was +9.0% for the year with the opening of 24.1k rooms (147 hotels) in the EMEAA region, of which 8.0k rooms (40 hotels) opened in Q4. Openings in the year included the first 17 Ruby hotels (3.0k rooms) added into IHG's system in the initial phase of integration. A further 38 conversions (3.8k rooms) as part of the NOVUM Hospitality agreement were added, taking the total to date to 96 out of the total of 119 open and pipeline hotels at the time of the initial agreement. There were further conversion openings within the 17 openings for the voco brand (including the first in Thailand) and eight for Vignette Collection (including Ciel Dubai Marina, the world's tallest hotel). There were 20 other openings across our Luxury & Lifestyle brands, including: InterContinental Table Bay Cape Town, InterContinental Brisbane and InterContinental the Red Sea Resort in Saudi Arabia; and Kimpton Main Frankfurt (a debut for the brand in Germany) and Kimpton Atlantico Algarve, Kimpton Naluria Kuala Lumpur and Kimpton KAFD Riyadh marking further country debuts. There were 15 Holiday Inn Brand Family openings (including the first dual-branded Holiday Inn in Australia, alongside Hotel Indigo), and nine for Crowne Plaza including Lucknow which marked the 50th open hotel in India. Conversions accounted for 63% of all room openings in the year.

Net system size grew +7.9% for the year, after removals of 3.0k rooms (18 hotels) representing a 1.1% removal rate. The NOVUM Hospitality properties contributed +1.4% to the system growth for the year, and the initial Ruby additions contributed +1.1%.

There were 43.4k rooms (248 hotels) signed during the year, including 11.5k rooms (69 hotels) during Q4. There were 30 Ruby signings (5.7k rooms) for the 20 open and 10 pipeline hotels at the time of acquisition, with six further Ruby signings achieved since then. There were 23 signings for the voco brand and 19 for Garner, the latter including Garner Edinburgh Haymarket which reflected the brand's ability to deliver a high-quality conversion in just three months from signing to opening. The Garner signings also included firsts for the brand in India, Thailand and Italy. Within 62 signings across IHG's Luxury & Lifestyle brands, 25% of all signings in the year, these included: Six Senses Bangkok, Thailand, and Myoko, Japan; a further 13 for InterContinental (including two each in Japan and India); debuts for Kimpton in the UAE, Morocco and Austria; and 14 signings for the Vignette Collection across almost as many countries which contributed to the overall strength of conversion signings for the region. The attraction to owners of our established brands was also reflected in 24 Crowne Plaza signings (including Marne-la-Vallée near Disneyland Paris), 29 for Holiday Inn Express and 39 for Holiday Inn, whilst two signings for EVEN Hotels will introduce that brand to the Middle East and the wider EMEAA region. Other flagship signings included a triple-branded project (InterContinental, Kimpton and Holiday Inn) near Universal Studios Japan.

The pipeline stands at 116.9k rooms (643 hotels), which represents 41% of the current system size in the region.

GREATER CHINA

	12 months ended 31 December
Greater China results	2025	2024	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	165	161	2.5
	_____	_____	_____
	165	161	2.5
	_____	_____	_____
Operating profit from the reportable segmenta
Fee business	99	98	1.0
	_____	_____	_____
Operating profit	99	98	1.0
	_____	____	_____

Greater China comparable RevPAR movement on previous year	12 months ended 31 December 2025

Fee business
Regent	19.1%
InterContinental	(2.0)%
Hotel Indigo	5.1%
HUALUXE	(1.6)%
Crowne Plaza	(2.9)%
Holiday Inn Express	(6.5)%
Holiday Inn	(4.9)%
All brands	(1.6)%

RevPAR was -1.6%, with occupancy +0.5%pts higher and rate -2.4% lower. Q1 RevPAR of -3.5% was followed by -3.0% in Q2, further improving sequentially to -1.8% in Q3 and then returning to growth of +1.1% in Q4 with notable improvement in Leisure demand. RevPAR for the year was -0.3% in Tier 1 cities and -4.4% in Tier 2-4 cities. Rooms revenue for the overall region on a comparable hotel basis in 2025 was broadly flat for Business and Leisure, while Groups bookings were -4% on 2024 levels.

Revenue from the reportable segmenta was $4m higher at $165m, with incremental revenue from system growth more than offsetting the effect of RevPAR decline in the comparable estate and lower fee streams on reduced non-room revenue. There were $36m of incentive management fees earned (2024: $39m). Fee margina reduced to 60.0% compared to 60.9% in 2024, reflecting strategic one-off cost investments during the year and the reduction in incentive management fees. Despite these temporary headwinds, supported by the benefits of our increasing scale and cost efficiencies in the region, operating profit increased by $1m (+1.0%) to $99m, underscoring the resilience of the region's operating model.

a.     Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

	Hotels		Rooms
Greater China hotel and room count		Change over		Change over
	2025	2024	2025	2024
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	1	-	130	-
Regent	6	-	2,054	-
InterContinental	66	5	24,631	1,064
Vignette Collection	7	2	1,785	520
Kimpton	5	2	1,234	784
Hotel Indigo	35	7	5,695	1,234
voco	28	11	5,372	1,669
HUALUXE	24	2	6,426	424
Crowne Plaza	138	8	45,071	1,693
EVEN Hotels	19	8	3,310	1,350
Holiday Inn Express	387	36	65,282	4,909
Holiday Inn	160	13	41,648	3,237
Atwell Suites	1	1	174	174
Other	5	(2)	6,569	(334)
	_____	____	_______	______
Total	882	93	209,381	16,724
	_____	____	_______	______
Analysed by ownership type
Franchised	429	83	84,740	14,567
Managed	453	10	124,641	2,157
	_____	____	_______	______
Total	882	93	209,381	16,724
	_____	____	_______	______

	Hotels		Rooms
Greater China Pipeline		Change over		Change over
	2025	2024	2025	2024
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	1	-	72	18
Regent	2	-	527	-
InterContinental	31	1	8,811	431
Vignette Collection	9	3	2,311	776
Kimpton	18	2	4,216	22
Hotel Indigo	53	(1)	8,629	(356)
voco	22	5	5,451	1,851
HUALUXE	23	(1)	6,040	(253)
Crowne Plaza	75	-	19,903	(301)
EVEN Hotels	20	(4)	3,823	(795)
Holiday Inn Express	219	8	34,181	1,326
Holiday Inn	103	16	22,468	1,400
Atwell Suites	6	4	854	616
	_____	____	_______	______
Total	582	33	117,286	4,735
	_____	____	_______	______
Analysed by ownership type
Franchised	323	32	57,295	5,337
Managed	259	1	59,991	(602)
	_____	____	_______	______
Total	582	33	117,286	4,735
	_____	____	_______	______

Gross system growth was +11.5% for the year with the opening of 22.2k rooms (118 hotels) in the Greater China region, another record level of hotel openings, of which 4.5k (25 hotels) opened in Q4. Early in 2025 we celebrated our 800th opening and IHG's 50th anniversary in Greater China, and the milestone of 200,000 rooms open in our system was also reached.

Openings in the year saw 67 for the Holiday Inn Brand Family (including key locations such as Holiday Inn Express Taipei Train Station and Holiday Inn Shanghai Pudong Airport), 12 Crowne Plaza properties, and a notably strong year of openings for EVEN Hotels with eight properties added which increased its portfolio to 19.

As our other brands build scale in the region, there were 11 further voco properties opened and 16 across our Luxury & Lifestyle brands, including a Kimpton and a Hotel Indigo at Hainan Clear Water Bay, and the Hangzhou Wulin GDA Hotel joining the Vignette Collection. Conversions accounted for 36% of all room openings in the year.

Net system size grew +8.7% for the year, after removals of 5.5k rooms (25 hotels) representing a 2.8% removal rate which has been temporarily elevated and is expected to normalise back down over the coming years.

There were 32.0k rooms across a record 178 hotels signed during the year, including 7.3k rooms (39 hotels) during Q4. During the year there were 42 hotel signings for Holiday Inn and a particularly strong 71 for Holiday Inn Express, growing their pipelines to 103 and 219, respectively, and 13 signings for Crowne Plaza which has a pipeline of 75 properties. The Atwell Suites brand was launched in the region towards the end of the prior year, the first opening in 2025 and another five signings were achieved. There were 23 signings across our Luxury & Lifestyle brands, including eight more for InterContinental. Our six Luxury & Lifestyle brands represent around 20% of both the existing system size and the pipeline in the region.

The pipeline stands at 117.3k rooms (582 hotels), which represents 56% of the current system size in the region.

CENTRAL
	12 months ended 31 December

	2025	2024	%
Central results	$m	$m	change

Revenue from the reportable segmenta
Fee business	336	239	40.6
Insurance activities	27	23	17.4
	_____	_____	_____
	363	262	38.5
	_____	_____	_____
Gross costs
Fee business	(300)	(305)	(1.6)
Insurance activities	(36)	(29)	24.1
	_____	_____	_____
	(336)	(334)	0.6
	_____	_____	_____
Operating profit/(loss) from the reportable segmenta
Fee business	36	(66)	NMb
Insurance activities	(9)	(6)	50.0
	_____	_____	_____
	27	(72)	NMb
Operating exceptional items	(6)	-	NMb
	_____	_____	_____
Operating profit/(loss)	21	(72)	NMb
	_____	_____	_____

Central fee business revenue is mainly comprised of technology fee income, co-brand licensing fees and a portion of revenue from the consumption of certain IHG One Rewards points. Central revenue additionally includes revenue recognised from insurance activities relating to the managed hotel insurance programme. Central revenue increased by $101m (38.5%) to $363m. This was primarily due to incremental fees from previous changes in the arrangements related to the US co-brand credit card agreements and from the sale of certain loyalty points (together with certain other ancillary revenues). These revenue streams were anticipated to contribute within IHG's results from reportable segmentsa an incremental ~$40m and ~$25m, respectively, with these step-changes achieved in 2025, along with additional underlying growth.

Gross costs increased by $2m (0.6%) year on year, driven by significant individual claims in the insurance programme, which were partially offset by lower costs in the fee business driven by our ongoing focus on efficiencies.

The resulting $27m operating profit from the reportable segmenta was an increase of $99m year-on-year. Operating profit of $21m included a $6m exceptional cost in relation to the global efficiency programme (further information on exceptional items can be found in note 5 to the Financial Statements).

a. Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.
b. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Key performance measures and non-GAAP measures

In addition to performance measures directly observable in the Financial Statements (International Financial Reporting Standards "IFRS" measures), certain financial measures are presented when discussing the Group's performance which are not measures of financial performance or liquidity under IFRS. In management's view, these measures provide investors and other stakeholders with an enhanced understanding of IHG's operating performance, profitability, financial strength and funding requirements. These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way as each other. As these measures exclude certain items (for example the costs of individually significant legal cases or commercial disputes) they may be materially different to the measures prescribed by IFRS and may result in a more favourable view of performance. Accordingly, they should be viewed as complementary to, and not as a substitute for, the measures prescribed by IFRS and as included in the Financial Statements.

Global revenue per available room (RevPAR) growth
RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry.
RevPAR comprises IHG's system rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by average daily rate (ADR). ADR is rooms revenue divided by the number of room nights sold.
References to RevPAR, occupancy and ADR are presented on a comparable basis, comprising groupings of hotels that have traded in all months in both the current and comparable year. The principal exclusions in deriving this measure are new hotels (including those acquired), hotels closed for major refurbishment and hotels sold in either of the comparable years.
RevPAR and ADR are quoted at a constant US$ exchange rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in currency movements.

Total gross revenue from hotels in IHG's system
Total gross revenue is revenue not wholly attributable to IHG, however, management believes this measure is meaningful to investors and other stakeholders as it provides a measure of system performance, giving an indication of the strength of IHG's brands and the combined impact of IHG's growth strategy and RevPAR performance.
Total gross revenue refers to revenue which IHG has a role in driving and from which IHG derives an income stream.
Total gross revenue comprises:
●    Total rooms revenue from franchised hotels;
●    Total hotel revenue from managed and exclusive partner hotels including food and beverage, meetings and other revenues, reflecting the value driven by IHG and the base upon which fees are typically earned; and
●    Total hotel revenue from owned & leased hotels.

Other than total hotel revenue from owned & leased hotels, total gross revenue is not revenue attributable to IHG as these managed, franchised and exclusive partner hotels are owned by third parties.
Total gross revenue is used to describe this measure as it aligns with terms used in the Group's management, franchise and exclusive partner agreements and therefore is well understood by owners and other stakeholders.

Revenue and operating profit measures
Revenue and operating profit from (1) fee business, (2) owned & leased hotels, and (3) insurance activities are described as 'revenue from reportable segments' and 'operating profit from reportable segments', respectively, within note 3 to the Financial Statements. These measures are presented insofar as they relate to each of the Group's regions and its Central functions. Management believes revenue and operating profit from reportable segments are meaningful to investors and other stakeholders as they exclude the following elements and reflect how management monitors the business:
●    System Fund and reimbursables - the System Fund is not managed to generate a surplus or deficit for IHG over the longer term; it is managed for the benefit of the hotels within the IHG system. The System Fund is operated to collect and administer cash assessments from hotel owners for specific purposes of use including marketing, the Guest Reservation System, certain hotel services and the Group's loyalty programme. There is a cost equal to reimbursable revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels, and growth in these revenues is not reflective of growth in the performance of the Group. As such, management does not include these revenues in their analysis of results.
●    Exceptional items - these are identified by virtue of their size, nature or incidence with consideration given to consistency of treatment with prior years (including items that impact more than one reporting period) and between gains and losses. Examples of exceptional items include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes, and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items. Further detail of amounts presented as exceptional is included in notes 5 and 6 to the Financial Statements.

In further discussing the Group's performance in respect of revenue and operating profit, additional non-IFRS measures are used and explained further below:
●    Underlying revenue;
●    Underlying operating profit;
●    Underlying fee revenue; and
●    Fee margin.

Operating profit measures are, by their nature, before interest and tax. The Group's reported operating profit additionally excludes remeasurement gains/losses on contingent purchase consideration, which relates to financing of acquisitions. Management believes such measures are useful for investors and other stakeholders when comparing performance across different companies as interest and tax can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate.
Although management believes these measures are useful to investors and other stakeholders in assessing the Group's ongoing financial performance and provide improved comparability between periods, there are limitations in their use as compared to measures of financial performance under IFRS. As such, they should not be considered in isolation or viewed as a substitute for IFRS measures. In addition, these measures may not necessarily be comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Underlying revenue and underlying operating profit
These measures adjust revenue from reportable segments and operating profit from reportable segments, respectively, to exclude revenue and operating profit generated by owned & leased hotels which have been disposed, and significant liquidated damages, which are not comparable year-on-year and are not indicative of the Group's ongoing profitability. The revenue and operating profit of current year acquisitions are also excluded as these obscure underlying business results and trends when comparing to the prior year. In addition, in order to remove the impact of fluctuations in foreign exchange, which would distort the comparability of the Group's operating performance, prior year measures are restated at constant currency using current year exchange rates.
Management believes these are meaningful to investors and other stakeholders to better understand comparable year-on-year trading and enable assessment of the underlying trends in the Group's financial performance.

Underlying fee revenue growth
Underlying fee revenue is used to calculate underlying fee revenue growth. Underlying fee revenue is calculated on the same basis as underlying revenue as described above but for the fee business only.
Management believes underlying fee revenue is meaningful to investors and other stakeholders as an indicator of IHG's ability to grow the core fee-based business, aligned to IHG's asset-light strategy.

Fee margin
Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing fee operating profit by fee revenue. Fee revenue and fee operating profit are calculated from revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude revenue and operating profit from the Group's owned & leased hotels as well as from insurance activities and significant liquidated damages.
Management believes fee margin is meaningful to investors and other stakeholders as an indicator of the sustainable long-term growth in the profitability of IHG's core fee-based business, as the scale of IHG's operations increases with growth in IHG's system size.

Adjusted interest
Adjusted interest is presented before exceptional items and the following items of interest which are recorded within the System Fund:
●    Interest income is recorded in the System Fund on the outstanding cash balance relating to the IHG loyalty programme. These interest payments are recognised as interest expense for IHG.
●    Other components of System Fund interest income and expense, including capitalised interest, lease interest expense and interest income on overdue receivables.

Given results related to the System Fund are excluded from adjusted measures used by management, these are excluded from adjusted interest and adjusted earnings per ordinary share (see below).
Management believes adjusted interest is a meaningful measure for investors and other stakeholders as it provides an indication of the comparable year-on-year expense associated with financing the business including the interest on any balance held on behalf of the System Fund.

Adjusted tax
Adjusted tax excludes the impact of foreign exchange gains/losses, exceptional items, the System Fund and remeasurement gains/losses on contingent consideration.
Foreign exchange gains/losses vary year on year depending on the movement in exchange rates, and remeasurement gains/losses on contingent consideration and exceptional items also vary year on year. These can impact the current year's tax charge. The System Fund (including interest and tax) is not managed to a surplus or deficit for IHG over the longer term and is, in general, not subject to tax. Management believes removing these from both profit and tax provides a better view of the Group's underlying tax rate on ordinary operations and aids comparability year on year, thus providing a more meaningful understanding of the Group's ongoing tax charge.

Adjusted earnings per ordinary share
Adjusted earnings per ordinary share adjusts the profit available for equity holders used in the calculation of basic earnings per share to remove the System Fund and reimbursable result, interest attributable to the System Fund and foreign exchange gains/losses, change in remeasurement gains/losses on contingent purchase consideration, exceptional items, and the related tax impacts of such adjustments and exceptional tax.
Management believes that adjusted earnings per share is a meaningful measure for investors and other stakeholders as it provides a more comparable earnings per share measure aligned with how management monitors the business.

Net debt
Net debt is used in the monitoring of the Group's liquidity and capital structure and is used by management in the calculation of the leverage ratios with the objective of maintaining an investment grade credit rating. Net debt is used by investors and other stakeholders to evaluate the financial strength of the business.
Net debt comprises loans and other borrowings, lease liabilities, the principal amounts payable and receivable on maturity of derivatives swapping debt values, less cash and cash equivalents. A summary of the composition of net debt is included in note 10 to the Financial Statements.

Adjusted EBITDA
One of the key measures used by the Group in monitoring its debt and capital structure is the net debt: adjusted EBITDA ratio, which is managed with the objective of maintaining an investment grade credit rating. The Group has a stated aim of targeting this ratio at 2.5-3.0x. Adjusted EBITDA is defined as cash flow from operations, excluding cash flows relating to exceptional items, cash flows arising from the System Fund and reimbursable result, other non-cash adjustments to operating profit or loss, working capital and other adjustments, and contract acquisition costs.
Adjusted EBITDA is useful to investors as an approximation of operational cash flow generation.

Adjusted free cash flow, gross capital expenditure, net capital expenditure
These measures have limitations as they omit certain components of the overall cash flow statement. They are not intended to represent IHG's residual cash flow available for discretionary expenditures, nor do they reflect the Group's future capital commitments. These measures are used by many companies, but there can be differences in how each company defines the terms, limiting their usefulness as a comparative measure. Therefore, it is important to view these measures only as a complement to the Group statement of cash flows.

Adjusted free cash flow
Adjusted free cash flow is net cash from operating activities adjusted for: (1) the inclusion of the cash outflow arising from the purchase of shares by employee share trusts reflecting the requirement to satisfy incentive schemes which are linked to operating performance; (2) the inclusion of gross maintenance capital expenditure; (3) the exclusion of cash flows relating to exceptional items; and (4) where cash flows are split between categories in the Group statement of cash flows, cash flows from investing or financing activities may be included or excluded in adjusted free cash flow to maintain consistency of the measure. This includes: (a) the inclusion of the principal element of lease payments; (b) the exclusion of payments of deferred or contingent purchase consideration included within net cash from operating activities; (c) the exclusion of interest receipts related to owner loans within net cash from operating activities (d) the exclusion of recyclable investments in contract acquisition costs within net cash from operating activities; (e) the inclusion of payments and repayments related to investments supporting the Group's insurance activities; (f) the inclusion of finance lease income relating to sub-leases where payments on the headlease are included in (a); (g) the exclusion of any lease incentives recorded within operating activities.
Management believes adjusted free cash flow is a useful measure for investors and other stakeholders as it represents the cash available to invest back into the business to drive future growth and pay the ordinary dividend, with any surplus being available for additional returns to shareholders. It is a key component in measuring the ongoing viability of our business and is a key reference point to our investment case.

Gross capital expenditure
Gross capital expenditure represents the consolidated capital expenditure of IHG inclusive of System Fund capital investments. Gross capital expenditure is defined as net cash from investing activities, adjusted to include contract acquisition costs and to exclude payments and repayments related to investments supporting the Group's insurance activities and changes in bank accounts pledged as security. In order to demonstrate the capital outflow of the Group, cash flow receipts such as those arising from disposals and distributions from associates and joint ventures, and finance lease income, are excluded. Lease incentives and similar contributions received are included in gross capital expenditure as they directly reduce the Group's outlay. The measure also excludes any material investments made in acquiring businesses (including brands), including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions.
Gross capital expenditure is reported as key money, maintenance, recyclable or System Fund. Contract acquisition costs are defined as either key money or recyclable, depending on whether they form part of other recyclable investments, such as any difference between the face and market value of an owner loan on inception.
This disaggregation provides useful information as it enables users to distinguish between:
●    Key money, which reflects amounts paid to owners to secure management and franchise agreements;
●    Maintenance capital expenditure, which reflects investments to maintain our systems, corporate offices and owned & leased hotels;
●    System Fund capital investments which are strategic investments to drive growth at hotel level; and
●    Recyclable investments, such as all investments in associates and joint ventures and any loans to facilitate third-party ownership of hotel assets, which are generally intended to be recoverable in the medium term and are to drive growth of the Group's brands and expansion in primary markets.

Management believes gross capital expenditure is a useful measure as it illustrates how the Group continues to invest in the business to drive growth. It also allows for comparison year-on-year.

Net capital expenditure
Net capital expenditure provides an indicator of the capital intensity of IHG's business model. Net capital expenditure is derived from net cash from investing activities, which includes receipts such as those arising from disposals and distributions from associates and joint ventures, adjusted to include contract acquisition costs (net of repayments) and interest receipts from owner loans, and to exclude payments and repayments related to investments supporting the Group's insurance activities, changes in bank accounts pledged as security, finance lease income and any material investments made in acquiring businesses (including brands), including any subsequent payments of deferred or contingent purchase consideration included within investing activities which are typically non-recurring in nature.
In addition, System Fund depreciation and amortisation relating to property, plant and equipment and intangible assets, respectively, is added back, reducing the overall cash outflow. This reflects the way in which System Funded capital investments are recovered from the System Fund, over the life of the asset.
Management believes net capital expenditure is a useful measure as it illustrates the net capital investment by IHG, after taking into account capital recycling through asset disposal and the funding of strategic investments by the System Fund. It provides investors and other stakeholders with visibility of the cash flows which are allocated to long-term investments to drive the Group's strategy.

Change in definitions to the 2024 Annual Report and Accounts
The definition of 'Adjusted interest' has been updated and prior year reconciliations re-presented. An adjustment was previously made to remove foreign exchange gains and losses, but these are now reported separately in the Group Income Statement. This change does not affect total adjusted interest.
Other changes seek to add clarity to the definitions and reconciliations by aligning with terminology used in the Group financial statements.

Change in terminology
The descriptor 'Owned, leased and managed lease' has been renamed to 'Owned & leased' for brevity. The definition remains unchanged and reflects hotels operated by IHG where IHG is, or effectively acts as, the owner, with responsibility for assets, employees and running costs. The entire revenue and profit of the hotels are recorded in IHG's financial statements.

Revenue and operating profit non-GAAP reconciliations
Highlights for the 12 months ended 31 December

Reportable segments	Revenue			Operating profit

	2025	2024	%	2025	2024	%
	$m	$m	change	$m	$m	change

Per Group income statement	5,189	4,923	5.4	1,198	1,041	15.1
System Fund and reimbursables	(2,721)	(2,611)	4.2	46	83	(44.6)
Operating exceptional items	-	-	-	21	-	NMa
	_____	_____	_____	_____	_____	_____
Reportable segments	2,468	2,312	6.7	1,265	1,124	12.5

Reportable segments analysed as:
Fee business	1,897	1,774	6.9	1,231	1,085	13.5
Owned & leased	544	515	5.6	43	45	(4.4)
Insurance activities	27	23	17.4	(9)	(6)	50.0
	_____	_____	_____	_____	_____	_____
Reportable segments	2,468	2,312	6.7	1,265	1,124	12.5

a.     Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Underlying revenue and underlying operating profit
	Revenue			Operating profit

	2025	2024	%	2025	2024	%
	$m	$m	change	$m	$m	Change

Reportable segments (see above)	2,468	2,312	6.7	1,265	1,124	12.5
Significant liquidated damages	(7)	-	NMb	(7)	-	NMb
Owned & leased asset acquisition and disposala	(7)	(8)	(12.5)	6	5	20.0
Currency impact	-	17	NMb	-	-	-
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	2,454	2,321	5.7	1,264	1,129	12.0

a.     The results of one Kimpton hotel in 2025 (being the year of lease commencement) and one Regent hotel in 2024 (being the year of lease expiration) are removed to determine the underlying growth, adjusted to reflect 2025 rates.
b.     Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Underlying fee revenue and underlying fee operating profit
	Revenue			Operating profit

	2025	2024	%	2025	2024	%
	$m	$m	change	$m	$m	change

Reportable segments fee business (see above)	1,897	1,774	6.9	1,231	1,085	13.5
Significant liquidated damages	(7)	-	NMa	(7)	-	NMa
Currency impact	-	6	NMa	-	(1)	NMa
	_____	_____	_____	_____	_____	_____
Underlying fee revenue and underlying fee operating profit	1,890	1,780	6.2	1,224	1,084	12.9

a.     Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Americas
	Revenue			Operating profita

	2025	2024	%	2025	2024	%
	$m	$m	change	$m	$m	change

Per financial statements	1,129	1,141	(1.1)	836	828	1.0

Reportable segments analysed as:
Fee business	963	979	(1.6)	804	795	1.1
Owned & leased	166	162	2.5	32	33	(3.0)
	_____	_____	_____	_____	_____	_____
	1,129	1,141	(1.1)	836	828	1.0

Reportable segments (see above)	1,129	1,141	(1.1)	836	828	1.0
Significant liquidated damages	(7)	-	NMb	(7)	-	NMb
Currency impact	-	(3)	NMb	-	(3)	NMb
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	1,122	1,138	(1.4)	829	825	0.5

Owned & leased included in the above	(166)	(162)	2.5	(32)	(33)	(3.0)
	_____	_____	_____	_____	_____	_____
Underlying fee business	956	976	(2.0)	797	792	0.6
a.     Before exceptional items.
b.     Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

EMEAA
	Revenue			Operating profita

	2025	2024	%	2025	2024	%
	$m	$m	change	$m	$m	change

Per financial statements	811	748	8.4	303	270	12.2

Reportable segments analysed as:
Fee business	433	395	9.6	292	258	13.2
Owned & leased	378	353	7.1	11	12	(8.3)
	_____	_____	_____	_____	_____	_____
	811	748	8.4	303	270	12.2

Reportable segments (see above)	811	748	8.4	303	270	12.2
Owned & leased acquisition and disposalc	(7)	(8)	(12.5)	6	5	20.0
Currency impact	-	19	NMb	-	7	NMb
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	804	759	5.9	309	282	9.6

Owned & leased included in the above	(371)	(356)	4.2	(17)	(18)	(5.6)
	_____	_____	_____	_____	_____	_____
Underlying fee business	433	403	7.4	292	264	10.6

a.     Before exceptional items.
b.     Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
c.     The results of one Kimpton hotel in 2025 (being the year of lease commencement) and one Regent hotel in 2024 (being the year of lease expiration) are removed to determine the underlying growth, adjusted to reflect 2025 rates.

Greater China
	Revenue			Operating profita

	2025	2024	%	2025	2024	%
	$m	$m	change	$m	$m	change

Per financial statements	165	161	2.5	99	98	1.0

Reportable segments analysed as:
Fee business	165	161	2.5	99	98	1.0
	_____	_____	_____	_____	_____	_____
	165	161	2.5	99	98	1.0

Reportable segments (see above)	165	161	2.5	99	98	1.0
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	165	161	2.5	99	98	1.0

a.     Before exceptional items.

Fee margin reconciliation

	12 months ended 31 December 2025

	Americas	EMEAA	Greater China	Centrala	Total
Revenue $m
Reportable segments analysed as fee business (see above)	963	433	165	336	1,897
Significant liquidated damages	(7)	-	-	-	(7)
	_____	_____	_____	_____	_____
	956	433	165	336	1,890

Operating profit $m
Reportable segments analysed as fee business (see above)	804	292	99	36	1,231
Significant liquidated damages	(7)	-	-	-	(7)
	_____	_____	_____	_____	_____
	797	292	99	36	1,224

Fee margin %	83.4%	67.4%	60.0%	10.7%	64.8%

	12 months ended 31 December 2024

	Americas	EMEAA	Greater China	Centrala	Total
Revenue $m
Reportable segments analysed as fee business (see above)	979	395	161	239	1,774
	_____	_____	_____	_____	_____
	979	395	161	239	1,774

Operating profit $m
Reportable segments analysed as fee business (see above)	795	258	98	(66)	1,085
	_____	_____	_____	_____	_____
	795	258	98	(66)	1,085

Fee margin %	81.2%	65.3%	60.9%	(27.6)%	61.2%

a.     Central fee business revenue and operating profit as per notes 2 and 3 to the Financial Statements, and excludes revenue and operating loss from insurance activities of $27m and $9m, respectively (2024: $23m and $6m).

Net and gross capital expenditure reconciliation

	12 months ended 31 December
	2025			2024
	$m			$m
Net cash from investing activities	(190)			(99)
Adjusted for:
Contract acquisition costs, net of repayments	(179)			(237)
System Fund depreciation and amortisationa	78			82
Payment of deferred purchase consideration	-			10
Repayments related to investments supporting the Group's insurance activities	(3)			(5)
Changes in bank accounts pledged as security	(7)			-
Purchase of brands	120			-
Finance lease receipts	(4)			(4)
	_____			_____
Net capital expenditure	(185)			(253)
Further adjusted for:
Repayment of contract acquisition costs	(2)			-
Other disposals and repayments	(4)			(15)
System Fund depreciation and amortisationa	(78)			(82)
	_____			_____
Gross capital expenditure	(269)			(350)

Analysed as:	Gross	Repaid	Net	Gross	Repaid	Net
Key money contract acquisition costs	(179)	2	(177)	(206)	-	(206)
Maintenance	(31)	-	(31)	(31)	-	(31)
Recyclable capital expenditure
Recyclable contract acquisition costs	(2)	-	(2)	(31)	-	(31)
Other recyclable investments	(14)	4	(10)	(37)	15	(22)
Capital expenditure: System Fund investments	(43)	78	35	(45)	82	37
	_____	_____	_____	_____	_____	_____
Total capital expenditure	(269)	84	(185)	(350)	97	(253)
a.         Excludes depreciation of right-of-use assets

Adjusted free cash flow reconciliation
	12 months ended 31 December

	2025	2024
	$m	$m

Net cash from operating activities	898	724
Adjusted for:
Purchase of shares by employee share trusts	(10)	(27)
Gross maintenance capital expenditure	(31)	(31)
Cash flows relating to exceptional itemsa	57	(8)
Principal element of lease payments	(30)	(46)
Deferred purchase consideration	-	3
Recyclable contract acquisition costs	2	31
Repayments related to investments supporting the Group's insurance activities	3	5
Finance lease receipts	4	4
	_____	_____
Adjusted free cash flow	893	655
	_____	_____

a.     In 2025, includes $34m of exceptional tax paid.

Adjusted interest reconciliation

	12 months ended 31 December

	2025	2024
		Re-presenteda
	$m	$m
Net financial expenses
Financial income	49	63
Financial expenses	(202)	(178)
	_____	_____
	(153)	(115)
Adjusted for:
Interest attributable to the System Fund	(47)	(50)
	_____	_____
	(47)	(50)
	_____	_____
Adjusted interest	(200)	(165)
	_____	_____

a.     An adjustment was previously made to remove foreign exchange gains and losses presented within 'financial expenses'. These are now reported separately in the Group Income Statement. This change does not affect the total adjusted interest.

Adjusted tax and tax rate reconciliation
	2025			2024
	Profit before tax	Tax	Tax rate	Profit before tax	Tax	Tax rate
	$m	$m		$m	$m

Group income statement	1,074	(315)	29.3%	897	(269)	30.0%
Adjusted for:
Exceptional items	21	16		-	-
Foreign exchange (gains)/losses	(37)	-		25	3
System Fund	46	9		83	4
Interest attributable to the System Fund	(47)	-		(50)	-
Remeasurement losses on contingent purchase consideration	8	-		4	-
	_____	_____		_____	_____
Adjusted tax and tax rate	1,065	(290)	27.2%	959	(262)	27.3%

Adjusted earnings per ordinary share reconciliation
	12 months ended 31 December

	2025	2024
	$m	$m
Profit available for equity holders	758	628
Adjusting items:
System Fund and reimbursable result	46	83
Interest attributable to the System Fund	(47)	(50)
Operating exceptional items	21	-
Remeasurement losses on contingent purchase consideration	8	4
Foreign exchange (gains)/losses	(37)	25
Tax attributable to the System Fund	9	4
Tax on foreign exchange (gains)/losses	-	3
Tax exceptional items	16	-
	_____	_____
Adjusted earnings	774	697

Basic weighted average number of ordinary shares (millions)	154.4	161.2
Adjusted earnings per ordinary share (cents)	501.3	432.4

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the year ended 31 December 2025

	2025	2024
	Year ended	Year ended
	31 December	31 December
		Re-presenteda
	$m	$m

Revenue from fee business	1,897	1,774
Revenue from owned & leased hotels	544	515
Revenue from insurance activities	27	23
System Fund and reimbursable revenues	2,721	2,611
	_____	_____
Total revenue (notes 3 and 4)	5,189	4,923

Cost of sales	(764)	(745)
System Fund and reimbursable expenses	(2,767)	(2,694)
Administrative expenses	(354)	(359)
Insurance expenses	(36)	(29)
Share of profits of associates and joint ventures	6	10
Other operating income	14	10
Depreciation and amortisation	(67)	(65)
Impairment loss on financial assets	(21)	(10)
Other net impairment charges	(2)	-
	_____	_____
Operating profit (note 3)	1,198	1,041

Operating profit analysed as:
Operating profit before System Fund, reimbursables and exceptional items	1,265	1,124
System Fund and reimbursable result	(46)	(83)
Operating exceptional items (note 5)	(21)	-
	_____	_____
	1,198	1,041

Financial income	49	63
Financial expenses	(202)	(178)
Foreign exchange gains/(losses)	37	(25)
Remeasurement of contingent purchase consideration	(8)	(4)
	_____	_____
Profit before tax	1,074	897

Tax (note 6)	(315)	(269)
	_____	_____
Profit for the year	759	628
	_____	_____
Attributable to:	¯¯¯¯	¯¯¯¯
Equity holders of the parent	758	628
Non-controlling interest	1	-
	_____	_____
	759	628
	_____	_____
Earnings per ordinary share (note 8)	¯¯¯¯	¯¯¯¯
Basic	490.9¢	389.6¢
Diluted	486.5¢	385.3¢

a.     In 2025, foreign exchange gains/(losses) have been presented on a separate line. The 2024 amount was previously presented within 'Financial expenses'.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2025

	2025	2024
	Year ended	Year ended
	31 December	31 December
	$m	$m

Profit for the year	759	628

Other comprehensive (loss)/income
Items that may be subsequently reclassified to profit or loss:
Gains/(losses) on cash flows hedges, including related tax credit of $14m (2024: $11m charge)	140	(124)
Gains/(losses) on net investment hedges	35	(7)
Costs of hedging	4	(11)
Hedging (gains)/losses reclassified to financial expenses	(186)	165
Exchange (losses)/gains on retranslation of foreign operations, including related tax charge of $2m (2024: $2m)	(91)	4
	_____	_____
	(98)	27
Items that will not be reclassified to profit or loss:
(Losses)/gains on equity instruments classified as fair value through other comprehensive income	(1)	2
Remeasurement gains on defined benefit plans	-	4
	_____	_____
	(1)	6
	_____	_____
Total other comprehensive (loss)/income for the year	(99)	33
	_____	_____
Total comprehensive income for the year	660	661
	_____	_____
	¯¯¯¯	¯¯¯¯
Attributable to:
Equity holders of the parent	659	661
Non-controlling interest	1	-
	_____	_____
	660	661
	_____	_____
	¯¯¯¯	¯¯¯¯

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2025
	Year ended 31 December 2025

	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	137	(2,483)	34	4	(2,308)

Total comprehensive income for the year	-	(99)	758	1	660
Repurchase of shares, including taxes and transaction costs	(2)	2	(882)	-	(882)
Purchase of own shares by employee share trusts	-	(15)	-	-	(15)
Transfer of treasury shares to employee share trusts	-	(34)	34	-	-
Release of own shares by employee share trusts	-	55	(55)	-	-
Equity-settled share-based cost	-	-	67	-	67
Tax related to share schemes	-	-	9	-	9
Equity dividends paid	-	-	(270)	-	(270)
Exchange and other adjustments	10	(10)	3	-	3
	_____	_____	_____	_____	_____
At end of the year	145	(2,584)	(302)	5	(2,736)
	_____	_____	_____	_____	_____
	¯¯¯¯	¯¯¯¯	¯¯¯¯	¯¯¯¯	¯¯¯¯

	Year ended 31 December 2024

	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity

	$m	$m	$m	$m	$m

At beginning of the year	141	(2,487)	396	4	(1,946)

Total comprehensive income for the year	-	29	632	-	661
Repurchase of shares, including taxes and transaction costs	(2)	2	(812)	-	(812)
Purchase of own shares by employee share trusts	-	(27)	-	-	(27)
Transfer of treasury shares to employee share trusts	-	(33)	33	-	-
Release of own shares by employee share trusts	-	31	(31)	-	-
Equity-settled share-based cost	-	-	60	-	60
Tax related to share schemes	-	-	15	-	15
Equity dividends paid	-	-	(259)	-	(259)
Exchange and other adjustments	(2)	2	-	-	-
	_____	_____	_____	_____	_____
At end of the year	137	(2,483)	34	4	(2,308)
	_____	_____	_____	_____	_____
	¯¯¯¯	¯¯¯¯	¯¯¯¯	¯¯¯¯	¯¯¯¯
*Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, fair value reserve, cash flow hedge reserves and currency translation reserve.

All items within total comprehensive income are shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
31 December 2025
	2025	2024
	31 December	31 December

	$m	$m
ASSETS
Goodwill and other intangible assets	1,155	1,042
Property, plant and equipment	148	146
Right-of-use assets	269	276
Investment in associates and joint ventures	55	51
Retirement benefit assets	3	3
Other financial assets	211	212
Derivative financial instruments	120	4
Deferred compensation plan investments	316	286
Non-current other receivables	19	35
Deferred tax assets	146	122
Contract costs	103	90
Contract assets	751	612
	_____	_____
Total non-current assets	3,296	2,879
	_____	_____
Inventories	5	4
Trade and other receivables	833	785
Current tax receivable	27	22
Other financial assets	3	7
Cash and cash equivalents	1,129	1,008
Contract costs	5	5
Contract assets	47	38
	_____	_____
Total current assets	2,049	1,869
	_____	_____
Total assets	5,345	4,748
	_____	_____
LIABILITIES	¯¯¯¯	¯¯¯¯
Loans and other borrowings	(478)	(398)
Lease liabilities	(28)	(26)
Trade and other payables	(676)	(650)
Deferred revenue	(829)	(766)
Provisions	(21)	(22)
Insurance liabilities	(16)	(14)
Tax payable	(52)	(52)
	_____	_____
Total current liabilities	(2,100)	(1,928)
	_____	_____
Loans and other borrowings	(3,723)	(2,876)
Lease liabilities	(378)	(388)
Derivative financial instruments	(12)	(78)
Retirement benefit obligations	(69)	(68)
Deferred compensation plan liabilities	(316)	(286)
Trade and other payables	(69)	(78)
Deferred revenue	(1,340)	(1,294)
Provisions	(22)	(17)
Insurance liabilities	(29)	(25)
Deferred tax liabilities	(17)	(18)
Tax payable	(6)	-
	_____	_____
Total non-current liabilities	(5,981)	(5,128)
	_____	_____
Total liabilities	(8,081)	(7,056)
	_____	_____
	¯¯¯¯	¯¯¯¯
Net liabilities	(2,736)	(2,308)
	_____	_____
EQUITY	¯¯¯¯	¯¯¯¯
IHG shareholders' equity	(2,741)	(2,312)
Non-controlling interest	5	4
	_____	_____
Total equity	(2,736)	(2,308)
	_____	_____
	¯¯¯¯	¯¯¯¯

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the year ended 31 December 2025
	2025	2024
	Year ended	Year ended
	31 December	31 December
	$m	$m

Profit for the year	759	628
Adjustments reconciling profit for the year to cash flow from operations (note 9)	602	521
	_____	_____
Cash flow from operations	1,361	1,149
Interest paid	(202)	(170)
Interest received	46	57
Deferred purchase consideration paid	-	(3)
Tax paid (note 6)	(307)	(309)
	_____	_____
Net cash from operating activities	898	724
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(28)	(29)
Purchase of brands	(120)	-
Purchase of other intangible assets	(49)	(49)
Investment in associates and joint ventures	(11)	(6)
Investment in other financial assets	(3)	(32)
Deferred purchase consideration paid	-	(10)
Disposal of property, plant and equipment	-	9
Repayments of other financial assets	14	11
Finance lease receipts	4	4
Other investing cash flows	3	3
	_____	_____
Net cash from investing activities	(190)	(99)
	_____	_____
Cash flow from financing activities
Repurchase of shares, including taxes and transaction costs	(897)	(804)
Purchase of own shares by employee share trusts	(10)	(27)
Dividends paid to shareholders (note 7)	(270)	(259)
Issue of long-term bonds, including effect of currency swaps (note 11)	990	834
Repayment of long-term bonds (note 11)	(403)	(547)
Settlement of currency swaps (note 11)	-	(45)
Drawdown of Revolving Credit Facility (note 11)	75	-
Repayment of Revolving Credit Facility (note 11)	(75)	-
Principal element of lease payments (note 11)	(30)	(46)
Other financing cash flows	6	-
	_____	_____
Net cash from financing activities	(614)	(894)
	_____	_____
Net movement in cash and cash equivalents, net of overdrafts, in the year	94	(269)
Cash and cash equivalents, net of overdrafts, at beginning of the year	991	1,278
Exchange rate effects	41	(18)
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the year	1,126	991
	_____	_____
	¯¯¯¯	¯¯¯¯

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS
1.	Basis of preparation

The preliminary consolidated financial statements of InterContinental Hotels Group PLC (the 'Group' or 'IHG') for the year ended 31 December 2025 have been prepared in accordance with UK-adopted international accounting standards and with applicable law and regulations, including the Companies Act 2006, and with International Financial Reporting Standards ('IFRS Accounting Standards') as issued by the International Accounting Standards Board ('IASB'). The preliminary statement of results shown in this announcement does not represent the statutory accounts of the Group and its subsidiaries within the meaning of Section 435 of the Companies Act 2006.

The Group financial statements for the year ended 31 December 2025 were approved by the Board on 16 February 2026. The auditor, PricewaterhouseCoopers LLP, has given an unqualified report in respect of those Group financial statements with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006. The Group financial statements for the year ended 31 December 2025 will be delivered to the Registrar of Companies in due course.

Going concern

The period to 30 June 2027 has been used to complete the going concern assessment.

In adopting the going concern basis for preparing the Group financial statements, the Directors have considered a 'Base Case' scenario, as prepared by management, which assumes Global RevPAR in 2026 and 2027 continues to grow in line with market expectations. The assumptions applied in the Base Case scenario are consistent with those used for Group planning purposes, impairment testing and for assessing recoverability of deferred tax assets.

In addition, the Directors have reviewed a 'Severe Downside Case' reflecting a severe but plausible scenario equivalent to the market conditions experienced during the 2008/2009 global financial crisis, in which RevPAR declines by 17% in 2026 before recovering by 5% in 2027. A 'Combined Scenario' has also been considered, modelling the Severe Downside Case in conjunction with a significant cash flow impact from a one-off event, such as a cybersecurity incident.

Principal risks that could materially affect RevPAR are captured within the Severe Downside Case, while other risks with the potential to cause a substantial one-off impact on cash flow - such as a cybersecurity event - are addressed in the Combined Scenario. Climate risks are not considered to have a significant impact over the period of assessment.

The Group enters the assessment period with substantial liquidity at 31 December 2025 of $2,599m, comprising $1,099m of cash and cash equivalents (net of overdrafts and restricted cash) and $1,500m of undrawn bank facility. The Group's revolving credit facility was refinanced in December 2025 with a new $1,500m facility that matures in 2030. There are no financial covenants in the new facility. See note 10 for additional information. In September 2025 the Group issued a €850m bond. There are two bond maturities in the period under consideration, £350m in August 2026 and €500m in May 2027. No new funding is assumed in the period under review.

Under the Base Case and Severe Downside Case there is significant liquidity available to absorb multiple additional risks and uncertainties. Under the Combined Scenario there is a lower level of liquidity, however, the Directors also reviewed a number of actions that could be taken, if required, to reduce discretionary spend, creating substantial additional liquidity.

The Directors reviewed a reverse stress test scenario to determine what other events could create a scenario which would exhaust the liquidity in the Combined Scenario. The Directors concluded that it was very unlikely that a single risk or combination of the risks considered could create the sustained impact required.

Having reviewed these scenarios, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 30 June 2027. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

2.	Exchange rates
		2025	2025	2024	2024
		Average	Closing	Average	Closing
	$1 equivalent
	Sterling	£0.76	£0.74	£0.78	£0.80
	Euro	€0.89	€0.85	€0.92	€0.96

3.	Segmental information
	Revenue	2025	2024
	Year ended 31 December 2025	$m	$m

	Americas	1,129	1,141
	EMEAA	811	748
	Greater China	165	161
	Central	363	262
		_____	_____
	Revenue from reportable segments	2,468	2,312
	System Fund and reimbursable revenues	2,721	2,611
		_____	_____
	Total revenue	5,189	4,923
		_____	_____
		¯¯¯¯	¯¯¯¯

Profit	2025	2024
Year ended 31 December 2025	$m	$m

Americas	836	828
EMEAA	303	270
Greater China	99	98
Central	27	(72)
	_____	_____
Operating profit from reportable segments	1,265	1,124
System Fund and reimbursable result	(46)	(83)
Operating exceptional items (note 5)	(21)	-
	_____	_____
Operating profit	1,198	1,041
Net financial expenses	(153)	(115)
Foreign exchange gains/(losses)	37	(25)
Remeasurement of contingent purchase consideration	(8)	(4)
	_____	_____
Profit before tax	1,074	897
	_____	_____
	¯¯¯¯	¯¯¯¯

4.	Revenue
	Year ended 31 December 2025
		Americas	EMEAA	Greater China	Central	Group
		$m	$m	$m	$m	$m

	Franchise and base management fees	943	299	129	-	1,371
	Incentive management fees	20	134	36	-	190
	Central revenue	-	-	-	336	336
		_____	_____	_____	_____	_____
	Revenue from fee business	963	433	165	336	1,897

	Revenue from owned & leased hotels	166	378	-	-	544
	Revenue from insurance activities	-	-	-	27	27
		_____	_____	_____	_____	_____
		1,129	811	165	363	2,468

	System Fund revenues					1,717
	Reimbursable revenues					1,004
						_____
	Total revenue					5,189
						_____
						¯¯¯¯

Central revenue arises principally from technology fee income and ancillary revenues including co-brand licensing fees and, following execution of a revised agreement with the IHG Owners Association in 2024, a portion of revenue from the consumption of certain IHG One Rewards points. The agreed change initially applied to 50% of proceeds from points sold to consumers from 1 January 2024 and increased to 100% from 1 January 2025. In line with the Group's accounting policy, revenue from the sale of points is deferred until the future benefit has been consumed by the member.

Year ended 31 December 2024
	Americas	EMEAA	Greater China	Central	Group
	$m	$m	$m	$m	$m

Franchise and base management fees	958	277	122	-	1,357
Incentive management fees	21	118	39	-	178
Central revenue	-	-	-	239	239
	_____	_____	_____	_____	_____
Revenue from fee business	979	395	161	239	1,774

Revenue from owned & leased hotels	162	353	-	-	515
Revenue from insurance activities	-	-	-	23	23
	_____	_____	_____	_____	_____
	1,141	748	161	262	2,312

System Fund revenues					1,611
Reimbursable revenues					1,000
					_____
Total revenue					4,923
					_____
					¯¯¯¯

5.	Operating exceptional items
		2025	2024
		$m	$m

	Global efficiency programme	(12)	-
	Commercial litigation and disputes	(9)	(12)
	Impairment reversal on financial assets	-	6
	Impairment reversal on property, plant and equipment	-	3
	Impairment reversal on contract assets	-	3
		_____	_____
	Operating exceptional items	(21)	-
		_____	_____
		¯¯¯¯	¯¯¯¯
	Operating exceptional items analysed as:
	Americas	(2)	4
	EMEAA	(13)	(4)
	Central	(6)	-
		_____	_____
		(21)	-
		_____	_____
		¯¯¯¯	¯¯¯¯

Global efficiency programme
Comprises costs incurred in the ongoing delivery of a global efficiency programme, designed to achieve incremental cost base efficiencies and effectiveness. The costs, included within 'Cost of sales' and 'Administrative expenses' in the Group income statement, are presented as exceptional because they relate to a comprehensive programme and therefore do not reflect normal, ongoing costs of the business. An additional $10m was charged to the System Fund for the year to 31 December 2025. Further exceptional costs are expected to be incurred to complete the programme in 2026.

Commercial litigation and disputes
From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. The charge relates to the EMEAA region and includes legal costs. The costs, included within 'Administrative expenses' in the Group income statement, are presented as exceptional reflecting the quantum of the costs and nature of the disputes.

Impairment reversal on financial assets
The 2024 reversal of $6m related to impairments originally recorded in 2020. These reversals, included within 'Impairment loss on financial assets' in the Group income statement, were presented as exceptional for consistency with the treatment of the corresponding impairments.

Impairment reversal on property, plant and equipment
The 2024 reversal of $3m related to one hotel in the UK portfolio. The original impairment was recorded in 2020. The reversal, included within 'Other net impairment charges' in the Group income statement, was presented as exceptional for consistency with the treatment of the corresponding impairment.

Impairment reversal on contract assets
The 2024 reversal of $3m related to an impairment originally recorded in 2020. The reversal, included within 'Other net impairment charges' in the Group income statement, was presented as exceptional for consistency with the treatment of the corresponding impairment.

6.	Tax
	Tax on profit for the year
		2025	2024
		$m	$m

	Current tax	320	316
	Deferred tax	(5)	(47)
		_____	_____
	Tax charge	315	269
		_____	_____
	Further analysed as:	¯¯¯¯	¯¯¯¯
	UK tax	35	33
	Foreign tax	280	236
		_____	_____
		315	269
		_____	_____
		¯¯¯¯	¯¯¯¯
	The tax charge includes the following exceptional items:

	Tax on operating exceptional items (note 5)	5	-
	Exceptional tax charge	(21)	-
		_____	_____
	Tax exceptional items	(16)	-
		_____	_____
		¯¯¯¯	¯¯¯¯

	Exceptional tax

The exceptional tax charge comprises a $34m current tax charge and a $34m deferred tax credit, both in respect of tax that arose on the acquisition of Holiday Inn in 1990, and a $21m deferred tax charge following the completion of an intra-group restructuring transaction, which otherwise has had no impact on the consolidated financial statements. These are presented as exceptional due to their size and non-recurring nature.

	Tax paid

Total tax paid (net of refunds) of $307m (2024: $309m) includes $34m in 2025 relating to the settlement of the tax liability noted within exceptional tax above. The payment is classified as an exceptional cash flow due to its size and nature.

	Deferred tax

The deferred tax asset of $146m (2024: $122m) comprises $92m (2024: $99m) in the UK and $54m (2024: $23m) in respect of other territories. The deferred tax asset has been recognised based upon forecasts consistent with those used in the going concern assessment.

7.	Dividends and shareholder returns
		2025		2024
		cents per share	$m	cents per share	$m
	Paid during the year:
	Final (declared for previous year)	114.4	180	104.0	172
	Interim	58.6	90	53.2	87
		_____	_____	_____	_____
		173.0	270	157.2	259
		_____	_____	_____	_____
		¯¯¯¯	¯¯¯¯	¯¯¯¯	¯¯¯¯

The final dividend in respect of 2025 of 125.9¢ per ordinary share (amounting to approximately $190m) is proposed for approval at the AGM on 7 May 2026. The final dividend is first determined in US dollars and the sterling amount will be announced on 27 April 2026 using the average of the daily exchange rates for the three working days commencing 22 April 2026.

In the year ended 31 December 2025, 7.6m shares were repurchased (and subsequently cancelled) for a total cash cost of $897m (including taxes and transaction costs). Total consideration of $882m includes a reversal of $15m of taxes previously provided for in respect of the 2024 and 2023 buyback programmes. These taxes are no longer expected to be payable, following legislative changes.

In the year ended 31 December 2024, 7.5m shares were repurchased for total consideration of $812m (including taxes and transaction costs) and subsequently cancelled.

For each of the share buyback programmes undertaken, authority was given to the Company at the respective AGM prior to commencement of the buyback.

In February 2026, the Board approved a further $950m share buyback programme to be completed by the end of 2026. A resolution to renew the authority to repurchase shares will be put to shareholders at the AGM on 7 May 2026.

8.	Earnings per ordinary share
		2025	2024
	Basic earnings per ordinary share
	Profit available for equity holders ($m)	758	628
	Basic weighted average number of ordinary shares (millions)	154.4	161.2
	Basic earnings per ordinary share (cents)	490.9	389.6
		_____	_____
		¯¯¯¯	¯¯¯¯
	Diluted earnings per ordinary share
	Profit available for equity holders ($m)	758	628
	Diluted weighted average number of ordinary shares (millions)	155.8	163.0
	Diluted earnings per ordinary share (cents)	486.5	385.3
		_____	_____
		¯¯¯¯	¯¯¯¯
	Diluted weighted average number of ordinary shares is calculated as:
		2025	2024
		millions	millions

	Basic weighted average number of ordinary shares	154.4	161.2
	Dilutive potential ordinary shares	1.4	1.8
		_____	_____
		155.8	163.0
		_____	_____
		¯¯¯¯	¯¯¯¯

9.	Reconciliation of profit for the year to cash flow from operations
		2025	2024
		$m	$m

	Profit for the year	759	628
	Adjustments for:

	Net financial expenses	153	115
	Foreign exchange (gains)/losses	(37)	25
	Remeasurement of contingent purchase consideration	8	4
	Income tax charge	315	269

	Operating profit adjustments:
	Impairment loss on financial assets	21	10
	Other net impairment charges	2	-
	Other operating exceptional items	21	12
	Depreciation and amortisation	67	65
		_____	_____
		111	87

	Contract assets deduction in revenue	52	43
	Share-based payments cost	47	44
	Share of profits of associates and joint ventures	(6)	(10)
		_____	_____
		93	77

	System Fund adjustments:
	Depreciation and amortisation	79	80
	Impairment loss on financial assets	19	9
	Other impairment charges	-	3
	Share-based payments cost	25	23
	Share of losses of associates	2	2
		_____	_____
		125	117

	Working capital and other adjustments:
	Increase in deferred revenue	107	214
	Changes in working capital	(76)	(151)
	Other net adjustments	5	(7)
		_____	_____
		36	56

	Cash flows relating to operating exceptional items	(23)	8
	Contract acquisition costs, net of repayments	(179)	(237)
		_____	_____
	Total adjustments	602	521
		_____	_____
	Cash flow from operations	1,361	1,149
		_____	_____
		¯¯¯¯	¯¯¯¯

In 2025, increase in deferred revenue includes $37m (2024: $100m) of initial upfront payments received in relation to US co-brand credit card agreements which will be recognised over the term of those agreements.

Other net adjustments includes dividends received from associates and joint ventures of $6m (2024: $7m).

10.	Net debt
		2025	2024
		$m	$m

	Cash and cash equivalents	1,129	1,008
	Loans and other borrowings - current	(478)	(398)
	Loans and other borrowings - non-current	(3,723)	(2,876)
	Lease liabilities - current	(28)	(26)
	Lease liabilities - non-current	(378)	(388)
	Principal amounts payable on maturity of derivative financial instruments	145	(102)
		_____	_____
	Net debt*	(3,333)	(2,782)
		_____	_____
		¯¯¯¯	¯¯¯¯
	* See 'Use of key performance measures and Non-GAAP measures'.

	In the Group statement of cash flows, cash and cash equivalents is presented net of $3m bank overdrafts (2024: $17m). Cash and cash equivalents includes $27m (2024: $22m) with restrictions on use.

Revolving Credit Facility (RCF)

In December 2025, the Group entered into a new $1,500m syndicated RCF which matures in 2030.The previous facility of $1,350m was cancelled. A variable rate of interest is payable on amounts drawn. There were no amounts drawn as at 31 December 2025 nor 31 December 2024. The maximum amount drawn during the period was $75m (2024: $nil).

11.	Movement in net debt
		2025	2024
		$m	$m

	Net increase/(decrease) in cash and cash equivalents, net of overdrafts	94	(269)
	Add back financing cash flows in respect of other components of net debt:

	Principal element of lease payments	30	46
	Issue of long-term bonds	(990)	(834)
	Repayment of long-term bonds	403	547
	Settlement of currency swaps	-	45
	Drawdown of Revolving Credit Facility	(75)	-
	Repayment of Revolving Credit Facility	75	-
		_____	_____
		(557)	(196)
		_____	_____
	Increase in net debt arising from cash flows	(463)	(465)

	Other movements:
	Lease liabilities	(19)	(36)
	Increase in accrued interest	(2)	(6)
	Exchange and other adjustments	(67)	(3)
		_____	_____
		(88)	(45)
		_____	_____
	Increase in net debt	(551)	(510)

	Net debt at beginning of the year	(2,782)	(2,272)
		_____	_____
	Net debt at end of the year	(3,333)	(2,782)
		_____	_____
		¯¯¯¯	¯¯¯¯

12.	Ruby brand acquisition

During the year, the Group completed the acquisition of the Ruby brand and related intellectual property (together, the Ruby brand). The transaction is accounted for as an asset acquisition.

The Ruby brand has been recognised as an indefinite lived intangible asset at a cost of €129m ($136m), comprising initial purchase consideration, the fair value of contingent purchase consideration at the acquisition date and attributable costs.

The contingent purchase consideration relates to future payments to incentivise growth payable in 2030 and/or 2035 totalling up to €181m ($213m), contingent on the number of Ruby branded rooms operated by the seller at the end of the preceding year. The contingent purchase consideration liability, included within non-current trade and other payables, is remeasured at each reporting date with changes in value recognised in the Group income statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	17 February 2026